FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

The following regulated information, disseminated pursuant to DTR6.3.5, comprises the Notice of Annual General Meeting for 2021 which was sent to shareholders of HSBC Holdings plc on 24 March 2021. A copy of the Notice of Annual General Meeting is available at www.hsbc.com/agm.

HSBC Holdings plc
Notice of Annual General Meeting to be held at 11.00am London time (6.00pm Hong Kong time) on Friday, 28 May 2021

At the time of preparing this document, Covid-19 restrictions remain in place which prevent shareholders attending the Annual General Meeting ("AGM") in person. We must continue to follow UK Government guidance and prioritise the health and safety of our shareholders, our employees and the wider communities in which we operate. Therefore, at this time we regret that shareholders will not be permitted to attend the physical location of the AGM in person.

Facilities will be made available to allow shareholders to attend, participate and vote electronically at the AGM and to ask questions in real time should they wish to do so.  Further information on how to join the meeting electronically can be found on pages 29, 30 and 47.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should consult a stockbroker, solicitor, accountant or other appropriate independent professional adviser.
If you have sold or transferred all your shares in HSBC Holdings plc (the "Company" or "HSBC" and together with its subsidiary undertakings, the "Group") you should at once forward this document and all accompanying documents to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document. The ordinary shares of the Company trade under stock code 5 on The Stock Exchange of Hong Kong Limited.

A Chinese translation of this Notice of Annual General Meeting is available at www.hsbc.com. Alternatively, the Chinese translation of this and future documents may be obtained by contacting the Company's registrar (see page 31).

24 March 2021

Dear Shareholder

I am pleased to invite you to the HSBC Holdings plc 2021 Annual General Meeting ("AGM") which will be held on Friday, 28 May 2021 at 11.00am London time (6.00pm Hong Kong time) at 8 Canada Square, London E14 5HQ.

At the time of preparing this document, Covid-19 restrictions remain in place which would prevent shareholders attending the AGM in person. The health and safety of our shareholders, our employees and the wider communities in which we operate remains our primary concern. Therefore, as it stands we regret that shareholders will not be permitted to attend the physical location of the AGM in person. Only the minimum number of persons required to form a quorum and to conduct the business of the meeting will attend the AGM in person.

In order to facilitate your participation in the AGM, we are enabling shareholders to participate electronically. Shareholders will be able to attend, vote and raise questions electronically using the platform provided by following the instructions set out on pages 29, 30 and 47 . A telephone line will also be provided as an additional means for shareholders to ask questions at the meeting. This can be accessed by following the instructions set out on page 30.

We will continue to monitor the situation as we approach the AGM. The UK Government's roadmap for easing lockdown restrictions in England published on 22 February 2021 envisages the potential for indoor events of up to 1,000 people or half a venue's capacity (if lower) to take place no earlier than 17 May 2021. However, this is subject to a number of contingencies and there can be no guarantee that this will happen. If restrictions have eased in sufficient time and circumstances enable it, we will seek to change the venue to permit shareholders to attend the meeting in person if they wish. Any changes will be made in line with the UK Government's guidance and with health and safety as a priority. We expect that there will continue to be some social distancing restrictions in place on the date of the AGM that will continue to have a significant impact on our arrangements, including the number of permitted attendees in person and how the AGM is conducted. We would therefore still recommend that shareholders do not attend in person and instead participate in the AGM electronically. You should continue to monitor the Company's website at www.hsbc.com/agm as well as our stock exchange announcements for any updates.

Please read the enclosed Notice of AGM which explains the business to be considered at the meeting. In addition to the standard items of business, I would specifically like to highlight the following items:

Directors
There have been a number of changes to the membership of the Board since last year's AGM.

Three new independent non-executive Directors have joined the Board:
●
James Forese joined the Board on 1 May 2020, bringing a wealth of experience across finance and corporate strategy, together with his extensive knowledge of banking and financial services.

●
Steven Guggenheimer joined the Board on 1 May 2020. His experience of more than 25 years in technology, particularly in relation to digital transformation, artificial intelligence and Cloud computing, supports our strategic transformation.

●
Eileen Murray joined the Board on 1 July 2020. She is an accomplished executive with over 40 years of experience in banking and finance, and has extensive knowledge of financial technologies and corporate strategy, bringing an invaluable perspective to the Board.

In line with best practice and as required by the Articles of Association, James, Steven and Eileen will stand for election for the first time at this year's AGM. All other continuing Directors will stand for re-election. Biographical details of those Directors standing for election and re-election can be found on pages 14 to 19.

Alongside our 2020 Annual Results and business update in February 2021, we announced that Laura Cha would not stand for re-election at the 2021 AGM and would retire from the Board at the conclusion of this year's AGM. In addition, earlier this month we also announced that both Henri de Castries and Heidi Miller will not stand for re-election at the AGM. Laura, Henri and Heidi have made valuable contributions to both the Board and the Committees on which they have served during their tenure. We wish them well with their future endeavours.

Heidi's retirement from the Board following the AGM will mean that she also steps down from her role as Chair of our US subsidiary, HSBC North America Holdings Inc. ("HNAH"). We appointed James Forese to the Board of HNAH as an independent non-executive Director at the beginning of the year and he will now replace Heidi as the Chair of the HNAH Board. Given his extensive executive experience with Citigroup, we have confidence in the partnership that James and Michael Roberts, our CEO for the US, will form in leading HNAH through the next phase of the Group's US strategy.

The Board considers that each of the Directors standing for election or re-election continues to make a strong contribution to the Board and its Committees through their skills and experience. Further information can be found in their biographies on pages 14 to 19 of this document. All of the Directors were subject to a performance review and I held individual discussions with each of them during the year. Further details can be found in the 2020 Annual Report & Accounts.

At the conclusion of this year's AGM, subject to the election and re-election of the Directors as recommended, your Board will comprise a non-executive Group Chairman, two executive Directors and eight independent non-executive Directors.

On 19 February 2021, we announced that Dame Carolyn Fairbairn will be appointed as an independent non-executive Director of the Company with effect from 1 September 2021. She will also be appointed as a member of the Group Remuneration Committee, the Group Risk Committee and the Nomination & Corporate Governance Committee.

On 11 March 2021, we announced that Rachel Duan will be appointed as an independent non-executive Director of the Company with effect from 1 September 2021. She will join the Group Remuneration Committee and the Nomination & Corporate Governance Committee.

Dame Carolyn's and Rachel's appointments as Directors of the Company will both be subject to election by shareholders at the 2022 AGM and annual re-election thereafter.

Climate change resolution
We are proposing a climate change resolution which focuses on actions we are proposing to take in connection with our ambition to align our provision of finance with a net zero outcome by 2050, consistent with the goals of the Paris Agreement on climate change, as we previously announced in October 2020. This resolution is incorporated as Resolution 15 in the Notice of AGM and, together with the supporting statement in Appendix 3, has been discussed and agreed with ShareAction and a group of HSBC shareholders.

ShareAction together with a number of shareholders ("co-filers") had originally proposed an alternative resolution on climate change to be put to the AGM (the "Requisitioned Climate Resolution"). After constructive and extensive dialogue and engagement with ShareAction, certain of the co-filers and other shareholders, we are pleased that ShareAction, on behalf of the co-filers of the Requisitioned Climate Resolution, has withdrawn the request to put the Requisitioned Climate Resolution to the AGM. ShareAction and certain of the co-filers of the Requisitioned Climate Resolution recommend that shareholders vote in favour of Resolution 15. Your Board recommends you vote FOR this resolution for the reasons set out in Appendix 3 on pages 36 to 38.

Shareholder requisitioned resolution - Midland Clawback Campaign
We have received notice of a shareholder requisitioned resolution pursuant to Section 338 of the UK Companies Act 2006 from the Midland Clawback Campaign. This resolution is incorporated as Resolution 16 in the Notice of AGM. The resolution and supporting statement (which is set out in Appendix 4 on pages 39 to 40) should be read together.

Your Board recommends that you vote AGAINST this resolution for the reasons set out in Appendix 5 on pages 41 to 44.

Your Board considers that the proposals set out in Resolutions 1 to 15 of this Notice are in the best interests of the Company and its shareholders and recommends that you vote in favour of these resolutions. Your Board recommends that you vote against Resolution 16 for the reasons set out in Appendix 5 on pages 41 to 44. The Directors intend to vote in line with these recommendations in respect of their own beneficial holdings.

A form of proxy is enclosed or can be accessed at www.hsbc.com/proxy. I encourage you to vote on the Resolutions in advance of the AGM by completing and submitting a form of proxy appointing the Chairman of the AGM as your proxy. This is to ensure that your vote is counted even if you plan to attend electronically. Appointing a proxy will not prevent you from attending the AGM electronically (or physically if permitted by the day of the AGM) and voting on the day.

Together with the Board, I would like to thank you - our valued shareholders - for your continued support through an extraordinary period and I very much look forward to being able to welcome you to the AGM.

Yours sincerely

Mark E Tucker

Group Chairman
HSBC Holdings plc

Incorporated in England with limited liability. Registered in England: number 617987

Registered Office and Group Head Office:

8 Canada Square, London E14 5HQ, United Kingdom

HSBC Holdings plc

Notice of the 2021 Annual General Meeting

Notice is hereby given that the 2021 Annual General Meeting of HSBC Holdings plc will be held at 8 Canada Square, London E14 5HQ on Friday, 28 May 2021 at 11.00am London time (6.00pm Hong Kong time) in accordance with the information set out on pages 24 to 30 and in Appendix 7 on page 47.

Resolutions numbered 1 to 7, 10 and 12 will be proposed as ordinary resolutions and those numbered 8, 9, 11 and 13 to 16 will be proposed as special resolutions. For ordinary resolutions to be passed, more than half of the votes cast must be in favour of the resolution, while in the case of special resolutions to be passed, at least three-quarters of the votes must be cast in favour.

1.    Annual Report & Accounts*
To receive the Annual Accounts and Reports of the Directors and of the Auditor for the year ended 31 December 2020.

2.    Directors' Remuneration Report*
To approve the Directors' Remuneration Report set out on pages 229 to 255 of the Annual Report & Accounts for the year ended 31 December 2020, excluding the summary of the Directors' Remuneration Policy on pages 235 to 238.

3.    Election and re-election of Directors*
To elect by separate resolutions each of:

(a)	James Forese;	(c)	Eileen Murray;
(b)	Steven Guggenheimer;

To re-elect by separate resolutions each of:

(d)	Irene Lee;	(h)	Ewen Stevenson;
(e)	Dr José Antonio Meade Kuribreña;	(i)	Jackson Tai;
(f)	David Nish;	(j)	Mark E Tucker; and
(g)	Noel Quinn;	(k)	Pauline van der Meer Mohr.

4.  Re-appointment of Auditor*
To re-appoint PricewaterhouseCoopers LLP as Auditor of the Company, to hold office from the conclusion of this meeting until the conclusion of the next general meeting of the Company at which accounts are laid.

5.  Remuneration of Auditor*
To authorise the Group Audit Committee to determine the remuneration of the Auditor.

6.  Political Donations*
THAT in accordance with sections 366 and 367 of the UK Companies Act 2006 (the "Act") the Company, and any company which is a subsidiary of the Company at any time during the period for which this resolution has effect, be authorised to:

(a)    make political donations to political parties and/or independent election candidates, not exceeding £200,000 in total;

(b)    make political donations to political organisations other than political parties, not exceeding £200,000 in total; and

(c)    incur political expenditure, not exceeding £200,000 in total,

in each case during the period starting on the date of the passing of this Resolution 6 and expiring at the conclusion of the Annual General Meeting of the Company to be held in 2022 or at the close of business on 30 June 2022, whichever is earlier, provided the aggregate amount of any such donations and expenditure shall not exceed £200,000 during the period for which this Resolution 6 has effect. For the purposes of this resolution, the terms 'political donations', 'political parties', 'independent election candidates', 'political organisations' and 'political expenditure' shall have the meanings given to them by sections 363 to 365 of the Act.

7.    Authority to allot shares*
THAT the Directors be generally and unconditionally authorised pursuant to and for the purposes of section 551 of the UK Companies Act 2006 (the "Act") to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company:

(a)    up to an aggregate nominal amount of US$2,042,279,925 (such amount to be restricted to the extent that any allotments or grants are made under paragraphs (b) or (c) of this resolution so that in total no more than US$3,403,799,875 can be allotted or granted under paragraphs (a) and (b) of this resolution and no more than US$6,807,599,750 can be allotted under paragraphs (a), (b) and (c) of this resolution); and

(b)    up to an aggregate nominal amount of US$3,403,799,875 (such amount to be restricted to the extent that any allotments or grants are made under paragraphs (a) or (c) of this resolution so that in total no more than US$3,403,799,875 can be allotted or granted under paragraphs (a) and (b) of this resolution and no more than US$6,807,599,750 can be allotted under paragraphs (a), (b) and (c) of this resolution) in connection with an offer or invitation to:

(i)     holders of ordinary shares in proportion (as nearly as may be practicable) to the respective number of ordinary shares held by them; and

(ii)    holders of other securities, bonds, debentures or warrants which, in accordance with the rights attaching thereto, are entitled to participate in such an offer or invitation or as the Directors consider necessary, but in each case subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to record dates, fractional entitlements, treasury shares or securities represented by depositary receipts or having regard to any restrictions, obligations, practical or legal problems under the laws of or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever; and

(c)    comprising equity securities (as defined in section 560 of the Act) up to an aggregate nominal amount of US$6,807,599,750 (such amount to be restricted to the extent that any allotments or grants are made under paragraphs (a) or (b) of this resolution so that in total no more than US$6,807,599,750 can be allotted under paragraphs (a), (b) and (c) of this resolution) in connection with a rights issue to:

(i)     holders of ordinary shares in proportion (as nearly as may be practicable) to the respective number of ordinary shares held by them; and

(ii)    holders of other securities, bonds, debentures or warrants which, in accordance with the rights attaching thereto, are entitled to participate in such an issue or as the Directors consider necessary, but in each case subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to record dates, fractional entitlements, treasury shares or securities represented by depositary receipts or having regard to any restrictions, obligations, practical or legal problems under the laws of or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever; and

(d)    up to an aggregate nominal amount of £150,000 (in the form of 15,000,000 non-cumulative preference shares of £0.01 each), €150,000 (in the form of 15,000,000 non-cumulative preference shares of €0.01 each) and US$150,000 (in the form of 15,000,000 non-cumulative preference shares of US$0.01 each), provided that, unless previously renewed, varied or revoked by the Company in general meeting, such authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2022 or at the close of business on 30 June 2022, whichever is the earlier, save that this authority shall allow the Company before the expiry of this authority to make offers, and enter into agreements, which would, or might, require shares to be allotted or rights to subscribe for, or to convert any security into, shares to be granted after the authority expires and the Directors may allot shares or grant rights to subscribe for, or to convert any security into, shares (as the case may be) in pursuance of such offers or agreements as if the authority conferred hereby had not expired.

8.    Disapplication of pre-emption rights#
THAT if Resolution 7 set out in the Notice convening this meeting is passed, the Directors be authorised to allot equity securities (as defined in section 560 of the UK Companies Act 2006 (the "Act")) for cash under the authority given by Resolution 7 and/or to sell shares held by the Company as treasury shares for cash as if section 561(1) of the Act did not apply to any such allotment or sale, such authority to be limited:

(a)    to the allotment of equity securities and/or sale of treasury shares for cash in connection with any rights issue, or other offer or invitation (but in the case of the authority granted under paragraph (c) of Resolution 7, by way of a rights issue only) to:

(i)     holders of ordinary shares in proportion (as nearly as may be practicable) to the respective number of ordinary shares held by them; and

(ii)    holders of other securities, bonds, debentures or warrants which, in accordance with the rights attaching thereto, are entitled to participate in such an issue, offer or invitation or as the Directors consider necessary, but in each case subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to record dates, fractional entitlements, treasury shares or securities represented by depositary receipts or having regard to any restrictions, obligations, practical or legal problems under the laws of or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever; and

(b)    to the allotment of equity securities and/or sale of treasury shares (otherwise than under paragraph (a) above) up to an aggregate nominal amount of US$510,569,981,

provided that, unless previously renewed, varied or revoked by the Company in general meeting, such authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2022 or at the close of business on 30 June 2022, whichever is the earlier, save that this authority shall allow the Company before expiry of this authority to make offers, and enter into agreements, which would or might require equity securities to be allotted (or treasury shares to be sold) after the authority expires and the Directors may allot equity securities (or sell treasury shares) under any such offer or agreement as if the authority had not expired.

9.    Further disapplication of pre-emption rights for acquisitions#
THAT if Resolution 7 set out in the Notice convening this meeting is passed, the Directors be authorised (in addition to any authority granted under Resolution 8 set out in the Notice convening this meeting) to allot equity securities (as defined in section 560 of the UK Companies Act 2006 (the "Act")) for cash under the authority given by Resolution 7 and/or to sell shares held by the Company as treasury shares for cash as if section 561(1) of the Act did not apply to any such allotment or sale, such authority to be:

(a)   limited to the allotment of equity securities and/or sale of treasury shares up to a nominal amount of US$510,569,981; and

(b)    used only for the purposes of financing (or refinancing, if the authority is to be used within six months after the original transaction) a transaction which the Directors determine to be an acquisition or other capital investment of a kind contemplated by the Statement of Principles on Disapplying Pre-Emption Rights most recently published by the Pre-Emption Group prior to the date of the Notice convening this meeting, provided that, unless previously renewed, varied or revoked by the Company in general meeting, such authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2022 or at the close of business on 30 June 2022, whichever is the earlier, save that this authority shall allow the Company before expiry of this authority to make offers, and enter into agreements, which would or might require equity securities to be allotted (or treasury shares to be sold) after the authority expires and the Directors may allot equity securities (or sell treasury shares) under any such offer or agreement as if the authority had not expired.

10.  Addition of any repurchased shares to general authority to allot shares*
THAT the authority granted to the Directors to allot shares or grant rights to subscribe for, or convert any security into, shares in the Company pursuant to paragraph (a) of Resolution 7 set out in the Notice convening this meeting be extended by the addition of such number of ordinary shares of US$0.50 each representing the nominal amount of the Company's share capital repurchased by the Company under the authority granted pursuant to Resolution 11 set out in the Notice convening this meeting, to the extent that such extension would not result in any increase in the authority to allot shares or grant rights to subscribe for, or convert securities into, shares pursuant to paragraphs (b) and (c) of Resolution 7 set out in the Notice convening this meeting.

11.  Purchases of Ordinary Shares by the Company#
THAT the Company be and is hereby generally and unconditionally authorised for the purposes of section 701 of the UK Companies Act 2006 (the "Act") to make market purchases (within the meaning of section 693 of the Act) of Ordinary Shares of US$0.50 each ("Ordinary Shares") and on such terms and in such manner as the Directors shall from time to time determine provided that:

(a)    the maximum aggregate number of Ordinary Shares hereby authorised to be purchased is 2,042,279,925 Ordinary Shares;

(b)    the minimum price (exclusive of expenses) which may be paid for each Ordinary Share is US$0.50 or the equivalent in the relevant currency in which the purchase is effected calculated by reference to the spot rate of exchange for the purchase of United States dollars with such other currency as quoted by HSBC Bank plc in the London Foreign Exchange Market at or about 11.00am London time on the business day (being a day on which banks are ordinarily open for the transaction of normal banking business in London) prior to the date on which the Ordinary Share is contracted to be purchased, in each case such rate to be the rate as conclusively certified by an officer of HSBC Bank plc;

(c)    the maximum price (exclusive of expenses) which may be paid for each Ordinary Share is the lower of (i) 105 per cent of the average of the middle market quotations for the Ordinary Shares (as derived from the Daily Official List of the London Stock Exchange plc) for the five dealing days immediately preceding the day on which the Ordinary Share is contracted to be purchased, or (ii) 105 per cent of the average of the closing prices of the Ordinary Shares on The Stock Exchange of Hong Kong Limited for the five dealing days immediately preceding the day on which the Ordinary Share is contracted to be purchased, in each case converted (where relevant) into the relevant currency in which the purchase is effected calculated by reference to the spot rate of exchange for the purchase of such currency with the currency in which the quotation and/or price is given as quoted by HSBC Bank plc in the London Foreign Exchange Market at or about 11.00am London time on the business day prior to the date on which the Ordinary Share is contracted to be purchased, in each case such rate to be the rate as conclusively certified by an officer of HSBC Bank plc;

(d)    unless previously renewed, revoked or varied by the Company in general meeting, this authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2022 or at the close of business on 30 June 2022, whichever is the earlier; and

(e)    the Company may prior to the expiry of this authority make a contract or contracts to purchase Ordinary Shares under this authority which will or may be completed or executed wholly or partly after such expiry and may make a purchase of Ordinary Shares pursuant to any such contract or contracts as if the authority conferred hereby had not expired.

12.   Additional authority to allot equity securities in relation to the issue of Contingent Convertible Securities*
THAT in addition to any authority granted pursuant to Resolution 7 set out in the Notice convening this meeting, the Directors be generally and unconditionally authorised under and for the purposes of section 551 of the UK Companies Act 2006 (the "Act") to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company up to an aggregate nominal amount of US$2,042,279,925 in relation to any issue by the Company or any member of the Group of Contingent Convertible Securities ("CCSs") that automatically convert into or are exchanged for ordinary shares in the Company in prescribed circumstances where the Directors consider such an issue of CCSs would be desirable in connection with, or for the purposes of, complying with or maintaining compliance with regulatory capital requirements or targets applicable to the Group from time to time and otherwise on terms as may be determined by the Directors, provided that, unless previously renewed, varied or revoked by the Company in general meeting, such authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2022 or at the close of business on 30 June 2022, whichever is the earlier, save that this authority shall allow the Company before the expiry of this authority to make offers, and enter into agreements, which would or might require shares to be allotted or rights to subscribe for, or to convert any security into, shares to be granted after the authority expires and the Directors may allot shares or grant rights to subscribe for, or to convert any security into, shares (as the case may be) in pursuance of such offers or agreements as if the authority conferred hereby had not expired.

13.   Limited disapplication of pre-emption rights in relation to the issue of Contingent Convertible Securities#
THAT if Resolution 12 set out in the Notice convening this meeting is passed, the Directors be authorised (in addition to any authority granted under Resolutions 8 and 9 set out in the Notice convening this meeting) to allot equity securities (as defined in section 560 of the UK Companies Act 2006 (the "Act")) for cash under the authority given by Resolution 12 and/or to sell shares held by the Company as treasury shares for cash as if section 561(1) of the Act did not apply to any such allotment or sale, provided that, unless previously renewed, varied or revoked by the Company in general meeting, such authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2022 or at the close of business on 30 June 2022, whichever is the earlier, save that this authority shall allow the Company before expiry of this authority to make offers, and enter into agreements, which would or might require equity securities to be allotted (or treasury shares to be sold) after the authority expires and the Directors may allot equity securities (or sell treasury shares) under any such offer or agreement as if the authority had not expired.

14.  Notice of general meetings#
THAT the Directors be authorised to call general meetings (other than annual general meetings) on a minimum of 14 clear days' notice.

15.  Climate change resolution#
THAT, to promote the long term success of the Company, given the risks and opportunities associated with climate change, the Company should:

(a)        Set, disclose and implement a strategy with short and medium term targets to align its provision of finance1 across all sectors, starting with Oil & Gas and Power & Utilities, with the goals and timelines of the Paris Agreement2.

(b)        Publish and implement a policy to phase out the financing1 of coal-fired power and thermal coal mining by 2030 in markets in the European Union / Organisation for Economic Cooperation and Development, and by 2040 in other markets.

(c)        Report on progress against that strategy and policy on an annual basis, starting with the 2021 Annual Report and Accounts, including a summary of the methodology, scenarios and core assumptions used. This reporting will omit commercially confidential or sensitive information and will be at reasonable cost.

Footnotes:

1.        For the purposes of this resolution, "finance" and "financing" means providing project finance or direct lending to, or underwriting capital markets transactions for, corporate clients of our Global Banking and Commercial Banking businesses.

2.        As set out by Article 2.1(a) and Article 4.1 of the Paris Agreement: https://unfccc.int/files/essential_background/convention/application/pdf/english_paris_agreement.pdf

16.  Shareholder requisitioned resolution - Midland Clawback Campaign#
HSBC have a history of paying compensation when it is considered, in retrospect, to be the right thing to do. As an example, recently, HSBC have voluntarily refunded charges, previously taken by their Collections and Recoveries Team. These charges would have been taken in line with the correct policies and procedures at that time; however, today, on reflection, they would now appear to be unnecessarily harsh.

This resolution calls for the directors to take similar action, by meeting with the Midland Clawback Campaign committee, to find an equitable solution to the unfair, discriminatory but legal practice of enforcing Clawback on members of the post 1974 Midland Section Defined Benefit Scheme.

The Board unanimously recommends that shareholders VOTE AGAINST Resolution 16.

By order of the Board

Aileen Taylor
24 March 2021

Group Company Secretary and Chief Governance Officer

HSBC Holdings plc
Incorporated in England with limited liability. Registered in England: number 617987 Registered Office and Group Head Office:

8 Canada Square, London E14 5HQ, United Kingdom

* Ordinary resolution
# Special resolution

Explanatory notes

Information about the business to be considered at the 2021 Annual General Meeting ("AGM") is set out below.

These explanatory notes should be read in conjunction with the 2020 Annual Report & Accounts in respect of the year ended 31 December 2020. This Notice of AGM, the 2020 Annual Report & Accounts and the 2020 Strategic Report are available at www.hsbc.com.

For the purpose of this Notice, the issued share capital (excluding treasury shares) of the Company on 10 March 2021, being the latest practicable date prior to the printing of this document, was 20,422,799,252 ordinary shares of US$0.50 each and carrying one vote each with total voting rights of 20,422,799,252.

1.    Annual Report & Accounts
The purpose of this item is for shareholders to receive and consider the Annual Accounts and the Reports of the Directors and of the Auditor for the year ended 31 December 2020.

2.    Directors' Remuneration Report
The purpose of this item is to seek shareholder approval of the Directors' Remuneration Report for the year ended 31 December 2020 (other than the summary of the Directors' Remuneration Policy on pages 235 to 238 of the 2020 Annual Report & Accounts). The Directors' Remuneration Report is on pages 229 to 255 of the 2020 Annual Report & Accounts. The actual remuneration paid to Directors in 2020 was made within the boundaries of the Directors' Remuneration Policy which was approved by shareholders at the 2019 Annual General Meeting for a period of up to three years and is, therefore, not required to be put to shareholders for approval at this AGM. It will be put to shareholders for approval again no later than the 2022 Annual General Meeting. The vote on the Directors' Remuneration Report is advisory in nature and cannot impact what is paid under the shareholder-approved Directors' Remuneration Policy.

3.    Election and re-election of Directors

Appointment
Appointments to the Board are made on merit and candidates are considered against objective criteria determined with reference to the Board's skills matrix, having due regard to the benefits of diversity in line with the Board's Diversity Policy. The Nomination & Corporate Governance Committee (the "Committee") leads the Board appointment process, agrees the criteria for any appointments and engages independent external search consultants, as required. At the conclusion of this process, the Committee nominates potential candidates for appointment to the Board. In the exercise of its responsibilities, the Committee regularly reviews the Board's structure, size and composition, including skills, knowledge, experience, independence and diversity.

Diversity
The biography of each Director located on pages 14 to 19 can be used to assess how each individual contributes to the diversity of the Board.

Independence
The Board has concluded that all of the non-executive Directors standing for election or re-election at the AGM are independent in character and judgement.

When considering independence, the Board calculates the length of service of a non-executive Director by reference to the date of his or her election by shareholders following his or her appointment. The Board has determined that there are no relationships or circumstances which are likely to affect the judgement of any of the non-executive Directors. Any relationships or circumstances which could appear to do so are not considered to be material. Each of the Directors standing for election or re-election has confirmed that they have no material relationship with another Director, a member of senior management or any substantial or controlling shareholder of the Company.

Election of new Directors
The following Directors were each appointed as a non-executive Director of the Company during the year and will offer themselves for election as non-executive Directors at this AGM:

- James Forese (with effect from 1 May 2020);
- Steven Guggenheimer (with effect from 1 May 2020); and
- Eileen Murray (with effect from 1 July 2020).

Time commitment
The Board, both prior to a Director's appointment and when nominating a Director for election or re-election, enquires and obtains assurance, that each Director is, or will be, capable of contributing the time expected of them and time that may be unanticipated should additional demands be placed on them in relation to HSBC or in relation to their other commitments.

The Board has carefully considered the other commitments held by the Directors and has applied the same standard of enquiry for each of them. Our focus is to determine the ability of each Director to commit sufficient time to fulfil their individual obligations, rather than a strict adherence to a numeric count of directorships. Where Directors hold other roles either outside of or elsewhere within the Group, or prior to accepting any additional roles, particular attention is paid to ensure that they are able to commit sufficient time to the Company.

Tenure
Non-executive Directors are appointed for an initial three-year term and, subject to re-election by shareholders at each AGM, are typically expected to serve two three-year terms. The Board may invite a Director to serve additional periods. Any term beyond six years is subject to a particularly rigorous review by the Committee, with any appointment beyond six years to be for one-year terms only.

Arising from its deliberations, the Board notes the following in relation to those Directors seeking re-election:

Irene Lee
Irene Lee is a highly valued and experienced Director with specific geographic and commercial experience which is of particular relevance to the delivery of the Group's strategy. The Board attaches great importance to the contribution that Irene makes to HSBC.

Irene is the executive Chair of Hysan Development Company Limited and has delegated day to day operational responsibility to her executive team. Her non-executive role with HSBC, including its subsidiaries, The Hongkong and Shanghai Banking Corporation Limited and Hang Seng Bank Limited comprise her most significant non-executive commitments.

It was announced on 4 January 2021, that from the conclusion of the Hang Seng Bank Limited Annual General Meeting in May 2021, Irene would assume the role of non-executive Chair of the Board of Hang Seng Bank Limited. In order to ensure that Irene has sufficient capacity to fulfil her roles to HSBC and its subsidiaries, Irene will step down as Chair of the Hang Seng Bank Limited Risk Committee and will also step down from her role on the HSBC Group Remuneration Committee following the AGM.

The Board is satisfied that Irene Lee has sufficient capacity to discharge her duties and remains supportive of Irene Lee and her continued commitment to HSBC.

The biographies on pages 14 to 19 set out the skills and experience which underpin the contribution each Director brings to the Board for the long term sustainable success of the Company. Based upon the review undertaken, the Board has satisfied itself that each of the Directors is fully able to discharge his or her duties to the Company and that they each have sufficient capacity to meet their commitments to the Company. The Board has therefore concluded that all of the Directors should offer themselves for election or re-election in accordance with the Group's regular practice. Laura Cha, Henri de Castries and Heidi Miller are retiring at the conclusion of the AGM and are not offering themselves for re-election.

Non-executive Directors' fees
Following shareholder approval of the Directors' Remuneration Policy at the Annual General Meeting held on 12 April 2019, each non-executive Director receives a fee of £127,000 per annum. The senior independent non-executive Director receives a fee of £200,000 per annum in addition to his non-executive Director fee and the fees payable for the Chairmanship or membership of Board Committees.

The non-executive Group Chairman receives a fee of £1.5 million per annum. As announced at the commencement of the Covid-19 outbreak, the Group Chairman donated 100 per cent of his 2020 fee to charities supporting healthcare workers and the vulnerable in the UK and Hong Kong.

The fees paid to non-executive Directors who are standing for election or re-election as members of Board Committees are set out below (these and Board fees are pro-rated for part year service where relevant):

Committee*	Fees (per annum)		Committee members standing for
			election or re-election**

	Chairman	Member

Group Audit Committee	£75,000	£40,000	David Nish (Chairman), James Forese, Eileen Murray, Jackson Tai and Pauline van der Meer Mohr

Group Risk Committee	£150,000	£40,000	Jackson Tai (Chairman), Dr José Antonio Meade Kuribreña, David Nish, Steven Guggenheimer, Eileen Murray and Pauline van der Meer Mohr

Group Remuneration Committee	£75,000	£40,000	Pauline van der Meer Mohr (Chairman),
			James Forese, Irene Lee

Nomination & Corporate Governance Committee	N/A***	£33,000
			Mark E Tucker (Chairman), Pauline van der Meer Mohr, James Forese, Steven Guggenheimer, Irene Lee, Dr José Antonio Meade Kuribreña, Eileen Murray, David Nish and Jackson Tai

Technology Governance Working Group	£60,000	N/A	Eileen Murray (co-Chair), Steven Guggenheimer (co-Chair) and Jackson Tai

* For further details of the roles and accountabilities of each of these Board Committees, see pages 213 to 255 of the 2020 Annual Report & Accounts.
** The table does not include Committee members retiring and not standing for re-election at the AGM.
*** The Group Chairman serves as the Chairman of the Nomination & Corporate Governance Committee and receives no additional fee in respect of this position.

In light of the increasingly significant role of technology in the Group's strategy, operations and growth prospects, in January 2021 the Board approved the establishment of a Technology Governance Working Group for a period of 12 months. The working group has been tasked with developing recommendations to strengthen the Board's oversight of technology strategy, governance and emerging risks and to enhance connectivity with the principal subsidiaries.

The working group will be chaired jointly by Eileen Murray and Steven Guggenheimer, given their expertise and experience in this area. Jackson Tai, the Group Risk Committee Chair, will be a member, along with other non-executive Directors to be nominated by each of our US, UK, European and Asian principal subsidiaries. The total time commitment expected of the co-Chairs will be up to 30 days, reflective of the complexity and profile of the subject matter. As a result, the Group Remuneration Committee has determined a fee of £60,000 for each of the co-Chairs. Members will not receive fees.

Irene Lee, as an independent non-executive Director, the Chairman of the Remuneration Committee, a member of the Audit Committee and a member of the Risk Committee of The Hongkong and Shanghai Banking Corporation Limited, receives fees of HK$990,000, HK$450,000, HK$340,000 and HK$340,000 respectively per annum. In 2020, Irene Lee received fees of HK$1,295,834 for her role as an independent non-executive Director, the Chairman of the Risk Committee, member of the Audit Committee and member of Nomination Committee of Hang Seng Bank Limited. Following her appointment as an independent non-executive Chair of Hang Seng Bank Limited, she will receive fees currently fixed at HK$860,000 per annum. In addition,  she will receive fees currently fixed at HK$630,000 per annum for her roles as the Chair of the Nomination Committee, a member of the Risk Committee, a member of the Audit Committee and a member of the Remuneration Committee. These fees were authorised by shareholders and the Boards of The Hongkong and Shanghai Banking Corporation Limited and Hang Seng Bank Limited.

James Forese receives a fee of US$285,000 per annum as non-executive Director of HSBC North America Holdings Inc. Following his appointment as Chairman of HSBC North America Holdings Inc., James will receive a fee of US$550,000. These fees were approved by the shareholder and authorised by the Board of HSBC North America Holdings Inc.

Non-executive Directors also receive a travel allowance of £4,000 per annum towards the additional time commitment required for travel. During periods when the Board is unable to travel, non-executive Directors will not receive this allowance.

Non-executive Directors' terms of appointment
Non-executive Directors do not have service agreements, but are bound by letters of appointment issued for and on behalf of the Company. Subject to their re-election by shareholders, the terms of appointment of the non-executive Directors will expire at the conclusion of the Annual General Meetings held in the following years: Irene Lee, Pauline van der Meer Mohr and Dr José Antonio Meade Kuribreña - 2022; David Nish and Jackson Tai - 2023; and Mark E Tucker, James Forese, Steven Guggenheimer and Eileen Murray - 2024.

Executive Directors' service contracts and remuneration
The executive Directors have rolling service contracts with a notice period of 12 months for either party. The dates of the service contracts are:

Noel Quinn                                                    18 March 2020
Ewen Stevenson                                           1 December 2018

Under the terms of their employment Noel Quinn and Ewen Stevenson each receive fixed pay consisting of base salary, cash in lieu of pension and fixed pay allowance and are eligible to receive discretionary variable pay awards.

From 1 March 2021, their base salaries increased by 1.6 per cent in line with base salary increase for Group employees to £1,291,000 and £753,000 per annum respectively. Noel Quinn and Ewen Stevenson receive cash in lieu of pension allowance at 10 per cent of base salary. Fixed pay allowances delivered in shares (net of shares sold to cover any income tax and social security) will be subject to a retention period. Shares will be released annually on a pro rata basis over five years starting from the March immediately following the end of the financial year in respect of which the shares are granted. The fixed pay allowance paid to Noel Quinn is £1,700,000 per annum. Ewen Stevenson's fixed pay allowance increased from £950,000 to £1,085,000 from 1 March 2021 to reflect his expanded responsibilities as explained in the 2020 Annual Report & Accounts.

Further details of the Directors' emoluments are set out in the Directors' Remuneration Report contained in the 2020 Annual Report & Accounts on pages 229 to 255.

The Directors at the date of this document are: Laura Cha†, Henri de Castries†, James Anthony Forese†, Steven Guggenheimer†, Irene Lee†, José Antonio Meade Kuribreña†, Heidi Miller†, Eileen K Murray†, David Nish†, Noel Quinn, Ewen Stevenson, Jackson Tai†, Mark Tucker*, and Pauline van der Meer Mohr†.
* Non-executive Group Chairman
† Independent non-executive Director

Biographical details
Brief biographical details of each of the Directors standing for election and re-election are set out below.

Non-executive Group Chairman

Mark Edward Tucker (63)

Group Chairman

Appointed to the Board: September 2017
Group Chairman since: October 2017
Committee membership: Nomination & Corporate Governance Committee (Chair).

Skills and experience: With over 30 years' experience in financial services in Asia and the UK, Mark has a deep understanding of the industry and the markets in which we operate.

Career: Mark was previously Group Chief Executive and President of AIA Group Limited ("AIA"). Prior to joining AIA, he held various senior management roles with Prudential plc, including as Group Chief Executive for four years. He served on Prudential's Board for 10 years. Mark previously served as non-executive Director of the Court of The Bank of England, as an independent non-executive Director of Goldman Sachs Group and as Group Finance Director of HBOS plc.

External appointments: Chair of TheCityUK, non-executive Chair of Discovery Limited, Member of Build Back Better Council, Member of the UK Investment Council and Supporting Chair of Chapter Zero.

Reasons for re-election: Mark has a wealth of leadership experience within financial services in Asia and the UK, through his roles with Prudential and AIA. His deep knowledge of our markets and extensive experience as a leader, non-executive director and Chairman, in addition to his geographical and stakeholder insights, position him well to lead the Board.

Executive Directors

Noel Paul Quinn (59)

Group Chief Executive

Appointed to the Board: August 2019
Group Chief Executive since: March 2020

Skills and experience: Noel has more than 30 years' banking and financial services experience, both in the UK and Asia, with over 28 years at HSBC.

Career: Noel was formally named Group Chief Executive in March 2020, having held the role on an interim basis since August 2019. He has held various management roles across HSBC since joining in 1992. He was most recently Chief Executive Officer of Global Commercial Banking, having been appointed to the role in December 2015 and as a Group Managing Director in September 2016. Noel joined Forward Trust Group, a subsidiary of Midland Bank, in 1987 and joined HSBC in 1992 when the Group acquired Midland Bank.

External appointments: Chair of the Financial Services Task Force of the Sustainable Markets Initiative.

Reasons for re-election: Noel's comprehensive banking and financial services background provide the foundation for his role as Group Chief Executive. His knowledge and experience as well as his proven track record with HSBC across leadership and strategic roles based in the UK and Asia, provides the platform for him to deliver the Group's strategy.

Ewen James Stevenson (54)

Group Chief Financial Officer

Appointed to the Board: January 2019

Skills and experience: Ewen has over 25 years' experience in the banking industry, both as an adviser to major banks and as an executive of large financial institutions. In addition to his existing leadership responsibilities for Group Finance, Ewen assumed responsibility for the oversight of the Group's transformation programme in February 2021 and will assume responsibility for the Group's mergers and acquisitions activities in April 2021.

Career: Ewen was Chief Financial Officer of The Royal Bank of Scotland Group plc from 2014 to 2018. Prior to this, Ewen spent 25 years with Credit Suisse, where his last role was co-Head of the EMEA Investment Banking Division and co-Head of the Global Financial Institutions Group.

External appointments: None

Reasons for re-election: Ewen's comprehensive background within the banking and financial industry, including advisory and leadership roles, helps ensure strong financial management to achieve the Group's strategy.

Independent non-executive Directors

James Anthony Forese (58)

Independent non-executive Director

Appointed to the Board: May 2020
Committee Membership: Group Audit Committee, Group Remuneration Committee and the Nomination & Corporate Governance Committee

Skills and experience: James has over 30 years' international business and management experience in the finance industry.

Career: James formerly served as President of Citigroup. He began his career in securities trading with Salomon Brothers, one of Citigroup's predecessor companies, in 1985. In addition to his most recent role as President and Chief Executive Officer of Citigroup's Institutional Clients Group, he has been Chief Executive of its Securities and Banking division and head of its Global Markets business. On 1 January 2021, James became a non-executive Director of HSBC North America Holdings Inc. ("HNAH") and will assume the role of non-executive Chair of HNAH following the AGM.

External appointments: Non-executive Chair of Global Bamboo Technologies and Trustee of Colby College.

Reasons for election: James is an experienced executive with wide-ranging leadership experience within the banking industry. His experience of international business and management spans over three decades and, as a non-executive director, he contributes to the Board through his deep experience of working in global markets, investment and private banking.

Steven Craig Guggenheimer (55)

Independent non-executive Director

Appointed to the Board: May 2020
Committee Membership: Group Risk Committee and the Nomination & Corporate Governance Committee.

Skills and experience: Steven is an experienced technology executive with a strong track record of advising businesses on digital transformation. He brings extensive insight into technologies ranging from artificial intelligence to Cloud computing.

Career: Steven has more than 25 years' experience at Microsoft, where he has held a variety of senior leadership roles. These include: Corporate Vice President for AI Business, Corporate Vice President of AI and ISV Engagement, Chief Evangelist, and Corporate Vice President, Original Equipment Manufacturer.

External appointments: Non-executive Director of Forrit Technologies Limited, Advisor to Tensility Venture Fund and Advisory Board Member of 5G Open Innovation Lab.

Reasons for election: Steven's career spans a number of management and leadership roles within the technology sector. His valuable contribution to the Board arises from his experience in delivering cutting edge technology and the development of industry leading applications and services globally. He brings unique perspectives to the Board's deliberations.

Irene Lee (67)

Independent non-executive Director

Appointed to the Board: July 2015
Committee membership: Group Remuneration Committee and the Nomination & Corporate Governance Committee

Skills and experience: Irene has more than 40 years' experience in the finance industry, having held senior investment banking and fund management roles in the UK, the US and Australia.

Career: Irene held senior positions at Citibank, the Commonwealth Bank of Australia and SealCorp Holdings Limited. Other past appointments include being a member of the Advisory Council for J.P. Morgan Australia, a member of the Australian Government Takeovers Panel and a non-executive Director of Cathay Pacific Airways Limited.

External appointments: Executive Chair of Hysan Development Company Limited, non-executive Director of The Hongkong and Shanghai Banking Corporation Limited, Member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority and Non-executive Director of Hang Seng Bank Limited (to be appointed as Non-executive Chair of Hang Seng Bank Limited with effect from the conclusion of its 2021 AGM).

Reasons for re-election: Irene is a highly valued and experienced non-executive director with a wealth of global, investment banking and fund management experience in a number of renowned international financial institutions. She has contributed extensively to Board discussions with specific geographic and commercial expertise which is of particular relevance to the delivery of the Group's strategy.

Dr José Antonio Meade Kuribreña (52)

Independent non-executive Director

Appointed to the Board: March 2019
Committee Membership: Group Risk Committee and the Nomination & Corporate Governance Committee

Skills and experience: José has extensive experience across a number of industries, including in public administration, banking, financial policy and foreign affairs.

Career: Between 2011 and 2017, José held Cabinet-level positions in the federal government of Mexico, including as Secretary of Finance and Public Credit, Secretary of Social Development, Secretary of Foreign Affairs and Secretary of Energy. Prior to his appointment to the Cabinet, he served as Undersecretary and as Chief of Staff in the Ministry of Finance and Public Credit. José is also a former Director General of Banking and Savings at the Ministry of Finance and Public Credit and served as Chief Executive Officer of the National Bank for Rural Credit.

External appointments: Commissioner and Board Member of the Global Commission on Adaptation and non-executive Director of Alfa S.A.B. de C.V.

Reasons for re-election: José has a wealth of experience in public administration, banking and financial policy. In addition to this, he has connectivity to the Mexican market and provides invaluable enhancement to the Board's knowledge and experience in this region.

Eileen K Murray (63)

Independent non-executive Director

Appointed to the Board: July 2020
Committee Membership: Group Audit Committee, Group Risk Committee and the Nomination & Corporate Governance Committee

Skills and experience: Eileen is an accomplished executive with extensive knowledge in financial technology and corporate strategy from a career spanning more than 40 years.

Career: Eileen most recently served as co-Chief Executive Officer of Bridgewater Associates, LP. Prior to joining Bridgewater, she was Chief Executive Officer for Investment Risk Management LLC and President and co-Chief Executive Officer of Duff Capital Advisors. She started her professional career in 1984 at Morgan Stanley, where she held several senior positions including Controller, Treasurer, and Global Head of Technology and Operations, as well as Chief Operating Officer for its Institutional Securities Group. From 2002 to 2005, she was Head of Global Technology, Operations and Product Control at Credit Suisse and served on its management and executive board.

External appointments: Chair of the Financial Industry Regulatory Authority, Independent Board Member of Compass Inc., non-executive Director of The Guardian Life Insurance Company of America, Director of HumanityCorp and non-executive Director of Atlas Crest Investment Corp.

Reasons for election: Eileen has significant finance, technology and transformation experience in the banking sector. This experience, alongside a detailed understanding of regulatory requirements and comfort with a breadth of financial products, means that she is able to bring important insights to Board discussions.

David Thomas Nish (60)

Independent non-executive Director

Appointed to the Board: May 2016
Senior Independent non-executive Director since February 2020
Committee Membership: Group Audit Committee (Chair), Group Risk Committee, Group Remuneration Committee and the Nomination & Corporate Governance Committee

Skills and experience: David has substantial international experience of financial services, corporate governance, financial accounting and operational transformation.

Career: David served as Group Chief Executive Officer of Standard Life plc between 2010 and 2015, having joined the company in 2006 as Group Finance Director. He is also a former Group Finance Director of Scottish Power plc and was a partner at Price Waterhouse. David has also previously served as a non-executive Director of HDFC Life (India), Northern Foods plc, London Stock Exchange Group plc, the UK Green Investment Bank plc and Zurich Insurance Group Ltd.

External appointments: Non-executive Director of Vodafone Group plc.

Reasons for re-election: David is an experienced executive and non-executive director, having held a number of board appointments across a variety of sectors, including insurance and asset management. He adds to the Board discussion through his experience in delivering significant performance improvements, delivering strategic change and in financial accounting. His extensive experience in stakeholder management and financial accounting means that he is well placed to act as our Senior Independent non-executive Director and to lead the Group Audit Committee.

Jackson Peter Tai (70)

Independent non-executive Director

Appointed to the Board: September 2016
Committee Membership: Group Risk Committee (Chair),Group Audit Committee and the Nomination & Corporate Governance Committee

Skills and experience: Jackson has significant experience as a non-executive Director, having held senior operating and governance roles across Asia, North America and Europe.

Career: Jackson was Vice Chairman and Chief Executive Officer of DBS Group and DBS Bank Ltd. between 2002 and 2007, having served as Chief Financial Officer and then as President and Chief Operating Officer. He was previously a managing director and senior officer for Asia-Pacific, and executive director and Head of Japan Capital Markets in the investment banking division of J.P. Morgan & Co. Incorporated, where he worked for 25 years. Other former appointments include non-executive Director of Canada Pension Plan Investment Board, Royal Philips N.V., Bank of China Limited, Singapore Airlines, NYSE Euronext, ING Groep N.V., CapitaLand Limited, SingTel Ltd. and Jones Lang LaSalle Inc. He also served as Vice Chairman of Islamic Bank of Asia.

External appointments: Non-executive Director of Eli Lilly and Company and non-executive Director of MasterCard Incorporated.

Reasons for re-election: In addition to a distinguished career in investment banking, Jackson is an experienced director who has held a number of non-executive and committee chair roles on various international boards. He has deep expertise of operating within Asia. He provides the Board with valuable contribution as chair of the Group Risk Committee as well as on financial and strategic matters.

Pauline Franҫoise Marie de Beaufort - van der Meer Mohr (61)

Independent non-executive Director

Appointed to the Board: September 2015
Committee Membership: Group Remuneration Committee (Chair), Group Audit Committee, Group Risk Committee and the Nomination & Corporate Governance Committee

Skills and experience: Pauline has extensive legal, corporate governance and human resources experience across a number of different sectors.

Career: Pauline served on the Supervisory Board of ASML Holding N.V. between 2009 and 2018. She was formerly President of Erasmus University Rotterdam, a member of the Dutch Banking Code Monitoring Committee and a Senior Vice President and Head of Group Human Resources Director at ABN AMRO Bank N.V., and TNT N.V. She also held various executive roles at the Royal Dutch Shell Group.

External appointments: Chair of the Dutch Corporate Governance Code Monitoring Committee, Chair of the Supervisory Board of EY Netherlands, Deputy Chair of the Supervisory Board of Royal DSM N.V., Member of the Selection and Nomination Committee of the Supreme Court of the Netherlands, Member of the Capital Markets Committee of the Dutch Authority for Financial Markets and non-executive Director of Viatris, Inc.

Reasons for re-election: Pauline is an experienced executive and non-executive director, with experience gained across a number of different sectors and at both public and private organisations. Her extensive legal, corporate governance and human resources experience position her well to lead the Remuneration Committee and also bring invaluable insights to the Board on a range of topics.

Save as disclosed above and in Appendix 6 there are no further matters or particulars required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Hong Kong Listing Rules").

4 and 5.  Re-appointment of Auditor and remuneration of Auditor
The current appointment of PricewaterhouseCoopers LLP ("PwC") as Auditor of the Company terminates at the conclusion of this year's AGM. PwC has expressed its willingness to continue in office. The Group Audit Committee and the Board have recommended that PwC be re-appointed until the conclusion of the next general meeting of the Company at which accounts are laid and that the Group Audit Committee be authorised to determine its remuneration.

An analysis of the remuneration paid in respect of audit and non-audit services provided by our Auditor and their affiliates for each of the past three years is disclosed on page 307 in the 2020 Annual Report & Accounts.

6.  Political Donations
The UK Companies Act 2006 (the "Act") requires companies to obtain shareholder authority for donations to registered political parties and other political organisations, totalling more than £5,000 in any 12 month period and for any political expenditure, subject to limited exceptions.

In accordance with Group policy, HSBC does not make any political donations or incur political expenditure within the ordinary meaning of those words. We have no intention of altering this policy. However, the definitions of political donations, political parties, political organisations and political expenditure used in the Act are very wide. As a result, they may cover routine activities that form part of the normal business activities of the Group and are an accepted part of engaging with stakeholders to ensure that issues and concerns which affect the Group's operations are considered and addressed, but which would not be considered as political donations or political expenditure in the ordinary sense of those words. Activities including contributions to or support for bodies such as those concerned with policy review and law reform or with the representation of the business community or sections of it may be deemed to be political donations or expenditure as defined by the Act. The activities referred to above are not designed to influence public support for any political party or political outcome. The authority is being sought on a precautionary basis only to ensure that neither the Company nor any of its subsidiaries inadvertently breaches the Act. Resolution 6 proposes a cap of £200,000 per category of political donation or expenditure subject to an aggregate overall cap of £200,000 per annum for all such political donations and expenditure.

If Resolution 6 is passed, this authority will be effective until the conclusion of the 2022 Annual General Meeting or the close of business on 30 June 2022, whichever is the earlier.

7.  Authority to allot shares
This year, the Directors are again seeking authority under section 551 of the Act to allot shares up to an aggregate total nominal amount of two-thirds of the Company's issued ordinary share capital subject to the restrictions set out below. The authority given to the Directors at the 2020 Annual General Meeting will expire at the conclusion of the 2021 AGM. Resolution 7 will give the Directors authority to allot new ordinary shares (or rights to ordinary shares) of up to an aggregate nominal amount of US$6,807,599,750, representing two-thirds of the Company's issued ordinary share capital. However, that authority is limited as follows:

(a)    under paragraph (a) of Resolution 7, up to an aggregate nominal amount of US$2,042,279,925, representing approximately 20 per cent of the Company's issued ordinary share capital, may be used for general allotments;

(b)    under paragraph (b) of Resolution 7, the Directors would have authority to make allotments which exceed the 20 per cent authority in paragraph (a) of Resolution 7 in connection with a pre-emptive offering such as a rights issue, open offer or a scrip dividend up to an aggregate nominal amount, when combined with allotments made under paragraph (a), of US$3,403,799,875. This represents approximately one-third of the issued ordinary share capital of the Company; and

(c)    under paragraph (c) of Resolution 7, the Directors would have authority to allot up to an aggregate nominal amount of US$6,807,599,750 in connection with a rights issue only. This represents approximately two-thirds of the Company's issued ordinary share capital. Any allotments or grants under paragraphs (a) or (b) of Resolution 7 will reduce the level of this two-thirds authority.

In Resolution 7 paragraph (d), the Board is again seeking authority to issue sterling, US dollar and euro preference shares without having first to obtain the consent of shareholders at a general meeting. These preference shares were created to underpin issues of preferred securities, which are a tax efficient form of regulatory capital. If approved by shareholders, this authority will give Directors the flexibility to raise regulatory capital should circumstances so require. If any preference shares were to be issued they would, subject to regulatory approval, be redeemable at the Company's option and carry no voting rights other than in exceptional circumstances, but would rank in priority to the Company's ordinary shares with respect to participation in any return of capital.

Other than pursuant to the Company's employee share plans, the Board has no present intention of issuing any further shares pursuant to the authority in Resolution 7.

If granted, this authority will be effective until the conclusion of the 2022 Annual General Meeting or the close of business on 30 June 2022, whichever is the earlier.

As at 10 March 2021, being the latest practicable date prior to printing of this document, the Company held 325,273,407 of its ordinary shares in treasury, representing 1.57 per cent of the issued ordinary share capital (including treasury shares) and 1.59 per cent of the issued ordinary share capital (excluding treasury shares).

8 and 9.  Disapplication of pre-emption rights
Resolutions 8 and 9 are to approve the disapplication of statutory pre-emption rights under the Act in respect of certain allotments of shares made under the authorities in Resolution 7, in line with the guidelines on share capital management issued by the UK's Investment Association (the "IA Guidelines") and the Pre-Emption Group's Statement of Principles on Disapplying Pre-Emption Rights. If the Directors wish to exercise the authority under Resolution 7 and offer shares (or sell any shares which the Company may purchase or elect to hold as treasury shares) for cash, the Act requires that unless shareholders have given specific authority for the disapplication of their statutory pre-emption rights, the new shares must be offered first to existing shareholders in proportion to their existing shareholdings. Resolutions 8 and 9 seek to give the Directors flexibility, in certain circumstances, to allot new shares (or to grant rights over shares) for cash or to sell treasury shares for cash without first offering them to existing shareholders in proportion to their holdings.

Resolution 8 seeks to give the Directors additional flexibility in the context of pre-emptive offerings such as a rights issue, open offer, or scrip dividend, to deal with legal or practical difficulties in countries outside the UK which prevent the offer being made on a purely pro rata basis. It also seeks a disapplication of pre-emption rights in respect of allotments or sales of treasury shares for cash up to an aggregate nominal amount of US$510,569,981, representing a further five per cent of the Company's issued ordinary share capital. This is designed to reflect the guidelines contained in the Pre-Emption Group's Statement of Principles on Disapplying Pre-Emption Rights, which impose a five per cent limit for non-pre-emptive allotments for cash, excluding certain allotments such as those under employee share plans.

Resolution 9 is proposed as a separate resolution, in accordance with a recommendation of the Pre-Emption Group and the IA Guidelines, to authorise the Directors to allot an additional quantity of shares (or sell treasury shares) for cash otherwise than to existing shareholders pro rata to their holdings up to an aggregate nominal amount of US$510,569,981, representing a further five per cent of the Company's issued share capital. The additional authority in Resolution 9 may be used only in connection with the financing (or refinancing) of an acquisition or specified capital investment. In accordance with the Pre-Emption Group's Statement of Principles, the Directors confirm that they intend to use the authority sought in Resolution 9 only in connection with such an acquisition or specified capital investment which is announced contemporaneously with the issue, or which has taken place in the preceding six month period and is disclosed in the announcement of the issue, and will provide shareholders with information regarding the transaction if the authority is used. Other than allotments under employee share plans, the Board has no present intention of issuing any further ordinary shares pursuant to the new general authorities in Resolutions 8 and 9. No issue will be made which would effectively change the control of the Company or the nature of its business without the prior approval of shareholders at a general meeting.

If granted, the authorities sought in Resolutions 8 and 9 will be effective until the conclusion of the 2022 Annual General Meeting or the close of business on 30 June 2022, whichever is the earlier.

In addition, the Company is seeking authority under Resolutions 12 and 13 to allot shares or rights to subscribe for shares in connection with the issue of Contingent Convertible Securities ("CCSs"), and to disapply statutory pre-emption rights in respect of such allotment, in each case up to an amount equivalent to approximately 20 per cent of the Company's issued ordinary share capital. Assuming Resolutions 12 and 13 are passed, the authority sought under Resolutions 7, 8 and 9 would not be utilised for the purpose of the issuance of CCSs.

The Company also confirms that it does not intend to issue more than 7.5 per cent of its issued ordinary share capital (excluding treasury shares) in any rolling three-year period, without prior consultation with shareholders, save as permitted in connection with an acquisition or specified capital investment as described above. However, if passed, Resolutions 12 and 13 would permit this level to be exceeded in connection with the issue of CCSs or the conversion or exchange of CCSs.

Unless otherwise stated, references in these Explanatory Notes to the issued ordinary share capital, and to percentages or fractions of the issued ordinary share capital, are to the issued ordinary share capital of the Company (calculated exclusive of treasury shares) as at 10 March 2021, being the latest practicable date prior to printing this document.

10.  Addition of any repurchased shares to general authority to allot shares
Resolution 10 seeks to extend the Directors' authority to allot shares and grant rights to subscribe for or convert any security into shares pursuant to paragraph (a) of Resolution 7 to include the shares repurchased by the Company under the authority sought by Resolution 11. This is permitted by the Hong Kong Listing Rules.

11.  Purchase of ordinary shares by the Company
The purpose of the authority to be conferred by this item is to enable the Company to make market purchases of its own shares.

The Directors consider that it is appropriate to seek authority for the Company to make market purchases of up to 10 per cent of its own ordinary shares and the maximum and minimum prices at which they may be bought, exclusive of expenses, are specified in the resolution. As announced by the Company on 23 February 2021, the Company will consider share buy-backs in years of strong returns where no immediate opportunity for capital redeployment exists. It remains the Directors' policy to maintain a robust capital base, a policy which has consistently been one of the Group's strengths. As the Group executes its strategy, the appropriate level of capital to be held will be continually reviewed. Having this authority will give Directors the flexibility, if they consider it in the interests of the Company and shareholders, to purchase ordinary shares in the market in appropriate circumstances, for example, in the event that the Company is unable to deploy the retained capital to create incremental value for shareholders, subject to regulatory approval. The Company may decide to retain any shares it purchases as treasury shares with a view to a possible re-issue at a later date, transfer in connection with an employee scheme, or it may cancel the shares.

Shareholders should note that under section 693 of the Act, the Company is only permitted to make market purchases of its ordinary shares on a recognised investment exchange. Of the venues where the Company's ordinary shares are listed, only the London Stock Exchange is currently designated as a recognised investment exchange.

The Act permits the Company to elect to hold in treasury any ordinary shares it may repurchase, rather than automatically cancelling those shares. Approval has been received from the relevant regulatory authorities in Hong Kong to enable the Company to hold repurchased shares in treasury. The conditional waiver granted by the Hong Kong Stock Exchange on 19 December 2005 was granted on the basis of certain agreed modifications to the Hong Kong Listing Rules applicable to the Company. Details of the modifications are available at www.hsbc.com and the Hong Kong Stock Exchange's HKEX news website at www.hkexnews.hk. Copies of the modifications are also available from the Group Company Secretary and Chief Governance Officer, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom and the Corporation Secretary and Regional Company Secretary Asia-Pacific, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong SAR.

Further details regarding the proposed authority to be given to the Company to purchase its own shares and the waiver granted by the Hong Kong Stock Exchange are set out in Appendix 2.

The total number of options to subscribe for ordinary shares outstanding on 10 March 2021, being the latest practicable date prior to printing of this document, was 128,042,682 which represented 0.63 per cent of the issued ordinary share capital (excluding treasury shares) as at that date. If the Company were to purchase the maximum number of ordinary shares permitted by this resolution, the options outstanding on 10 March 2021 would represent 0.70 per cent of the issued ordinary share capital (excluding treasury shares) as at 10 March 2021.

If Resolution 11 is passed, the authority will be effective until the conclusion of the 2022 Annual General Meeting or the close of business on 30 June 2022, whichever is earlier.

12 and 13.  Additional authority to allot equity securities in relation to the issue of Contingent Convertible Securities ("CCSs") and limited disapplication of pre-emption rights
The effect of Resolution 12 is to give the Directors the authority to allot shares and grant rights to subscribe for, or to convert, any security into ordinary shares in the Company up to an aggregate nominal amount of US$2,042,279,925 equivalent to approximately 20 per cent of the ordinary shares in issue on 10 March 2021, being the latest practicable date prior to printing this document. This authority relates to the issue of CCSs.

CCSs are debt securities which benefit from a specific regulatory capital treatment under European Union and United Kingdom legislation. They are treated as Additional Tier 1 Capital and, as a banking group, HSBC is able to hold a certain amount of its Tier 1 Capital in the form of Additional Tier 1 Capital. The CCSs will be converted or exchanged into ordinary shares if a defined trigger event occurs (which currently is the HSBC Group's Common Equity Tier 1 Capital ratio falling below 7 per cent). Issuing CCSs gives the Company greater flexibility to manage its capital in the most efficient and economic way for the benefit of the shareholders. Please see Appendix 1 for more information on CCSs.

This authority is in addition to the authority proposed in Resolutions 7, 8 and 9, which contain the general authority sought on an annual basis in line with the IA Guidelines and the Hong Kong Listing Rules. If Resolutions 12 and 13 are passed, the Company will only issue CCSs pursuant to the authority granted under these resolutions and not under the authority granted under Resolutions 7, 8 and 9. Although the authority in Resolutions 12 and 13 is not contemplated by the IA Guidelines, it has previously been discussed with the Investment Association with no objection.

The effect of Resolution 13 is to give the Directors' authority to allot CCSs, or shares issued upon conversion or exchange of CCSs, without the need to first offer them to existing shareholders. If passed, Resolution 13 will authorise the Directors to allot shares and grant rights to subscribe for, or to convert any security into, shares in the Company (or to sell treasury shares held by the Company following any purchase of its own shares) on a non-pre-emptive basis up to an aggregate nominal amount of US$2,042,279,925, representing approximately 20 per cent of the ordinary shares in issue on 10 March 2021 such authority to be exercised in connection with the issue of CCSs. As at 10 March 2021, being the latest practicable date prior to printing of this document, the Company held 325,273,407 of its ordinary shares in treasury, representing 1.57 per cent of the issued ordinary share capital (including treasury shares) and 1.59 per cent of the issued ordinary share capital (excluding treasury shares).

The authorities in Resolutions 12 and 13 will be utilised as considered desirable to comply with or maintain compliance with the regulatory capital requirements arising in connection with the relevant European Union and United Kingdom legislation and the prudential regulatory requirements imposed by the Prudential Regulation Authority ("PRA") and only for those purposes. The Company will not utilise the authority in Resolutions 12 and 13 to issue new securities for any other purposes. However, pursuant to the authority under Resolutions 12 and 13, the Company may issue additional securities in order to manage the redemption of outstanding CCSs.

The approvals would be effective until the conclusion of the Company's 2022 Annual General Meeting or the close of business on 30 June 2022, whichever is the earlier. The Directors expect to seek similar authorities on an annual basis.

14. Notice period for meetings
The Act provides that the minimum notice period for general meetings of the Company is 21 days unless shareholders approve a shorter notice period. The passing of this resolution would enable the Company to call general meetings (other than annual general meetings) on a minimum of 14 clear days' notice. This shorter notice period of between 14 and 20 days would not be used as a matter of routine, but only when the Directors determine that calling a meeting on less than 21 days' notice is merited by the business of the meeting and consider it to be to the advantage of shareholders as a whole. The approval would be effective until the conclusion of the Company's 2022 Annual General Meeting or the close of business on 30 June 2022, whichever is the earlier, when it is intended that a similar resolution will be proposed.

15. Climate change resolution
Resolution 15 focuses on actions HSBC is proposing to take in connection with its ambition to align its provision of finance with a net zero outcome by 2050, consistent with the goals of the Paris Agreement on climate change, as previously announced in October 2020.  The Resolution, including the supporting statement in Appendix 3, has been discussed and agreed with ShareAction and a group of HSBC shareholders.

ShareAction together with a number of shareholders ("co-filers") had originally proposed an alternative resolution on climate change to be put to the AGM (the "Requisitioned Climate Resolution").  After constructive and extensive dialogue and engagement with ShareAction, certain of the co-filers and other shareholders, we are pleased that ShareAction, on behalf of the co-filers of the Requisitioned Climate Resolution, has withdrawn the request to put the Requisitioned Climate Resolution to the AGM. ShareAction and certain of the co-filers of the Requisitioned Climate Resolution recommend that shareholders vote in favour of Resolution 15. Your Board recommends shareholders vote in favour of the Resolution for the reasons set out in Appendix 3 on pages 36 to 38.

16. Shareholder requisitioned resolution - Midland Clawback Campaign
Resolution 16 is a special resolution that has not been proposed by your Board but has been requisitioned by a group of shareholders for the Midland Clawback Campaign. Resolution 16 has been supplied to HSBC by a representative of the shareholder group proposing Resolution 16 and it should be read together with their explanatory statement in support of the proposed resolution set out in Appendix 4 on pages 39 to 40. Your Board's response, which sets out why the Directors unanimously recommend that you vote against Resolution 16, is provided at Appendix 5 on pages 41 to 44.

Your Board considers that Resolution 16 is not in the best interests of the Company and its shareholders as a whole and unanimously recommends that you vote against Resolution 16.

Information about the 2021 Annual General Meeting

Venue and attendance
At the time of preparing this document, Covid-19 restrictions remain in place which would prevent shareholders from attending the AGM in person. The health and safety of our shareholders, our employees and the wider communities in which we operate remains our primary concern. Therefore, as it stands, the meeting at the physical location of the AGM will be a closed meeting and will be held at HSBC's offices at 8 Canada Square, London E14 5HQ. Only the minimum number of persons required to form a quorum and to conduct the business of the meeting will attend the AGM in person.

However, for the first time, we are enabling shareholders to participate electronically in the AGM. Shareholders wishing to attend the AGM electronically should follow the instructions set out on pages 29 to 30 and Appendix 7.

We will continue to monitor the situation as we approach the AGM. The UK Government's roadmap for easing lockdown restrictions in England published on 22 February 2021 envisages the potential for indoor events of up to 1,000 people or half a venue's capacity (if lower) to take place no earlier than 17 May 2021. However, this is subject to a number of contingencies and there can be no guarantee that this will happen. If restrictions have eased in sufficient time and circumstances enable it, we will seek to change the venue to permit shareholders to attend the meeting in person if they wish. Any changes will be made in line with the UK Government's guidance and with health and safety as a priority. We expect that there will continue to be some social distancing restrictions in place on the date of the AGM that will continue to have a significant impact on our arrangements, including the number of permitted attendees in person and how the AGM is conducted. We would therefore still recommend that shareholders do not attend in person and instead participate in the AGM electronically.

You should continue to monitor the Company's website at www.hsbc.com/agm as well as our stock exchange announcements for any updates.

Entitlement to attend and vote

Pursuant to the Uncertificated Securities Regulations 2001 (as amended), changes to entries on the principal register of members of the Company maintained in England (the "Principal Register") or either the Hong Kong or Bermuda Overseas Branch Registers of the Company (the "Branch Registers"), as appropriate, after 12.01am London time (7.01am Hong Kong time) on Thursday, 27 May 2021 or 12.01am London time (7.01am Hong Kong time) on the day immediately before the day of any adjourned meeting (as the case may be) shall be disregarded in determining the rights of a member to attend or vote at the AGM or any adjourned meeting (as the case may be). Accordingly, a member entered on the Principal Register or the Branch Registers at 12.01am London time (7.01am Hong Kong time) on Thursday, 27 May 2021 or 12.01am London time (7.01am Hong Kong time) on the day immediately before the day of any adjourned meeting (as the case may be) shall be entitled to attend and vote at the AGM or any adjourned meeting (as the case may be) in respect of the number of such shares entered against the member's name at that time.

Voting

Voting at the AGM will be conducted by way of a poll. This means that each shareholder present or represented (in person or electronically) will be able to exercise one vote for each share held. In the case of joint registered holders of any share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s). For this purpose, seniority shall be determined by the order in which the names of the holders stand in the Principal Register or the Branch Registers of the Company, as appropriate.

As shareholders are not currently able to attend the AGM in person, shareholders will be able to vote by either submitting a proxy in advance of the AGM or by voting on the day of the AGM via the Lumi website following the instructions set out on pages 29 to 30 and in Appendix 7 for those shareholders attending the AGM electronically. Even if restrictions have eased by the day of the AGM such that attendance in person would be permitted, for safety reasons we would still recommend that shareholders do not attend the AGM in person and instead participate in the AGM electronically.

Shareholders are strongly encouraged to appoint the Chairman of the AGM as their proxy, even if they intend to attend the AGM electronically. This is to ensure that your vote is counted if you are unable to attend electronically on the day of the AGM.

The completion and submission of a form of proxy will not preclude you from attending and voting electronically at the AGM (or attending and voting in person if restrictions are eased by the day of the AGM). Information on how to appoint a proxy is set out below.

Shareholders who attend the AGM electronically will be able to vote on all the resolutions put to the AGM. Instructions on how shareholders can exercise their votes whilst attending the AGM electronically are set out below.

Following the conclusion of the AGM, voting results will be published on the Company's website at www.hsbc.com/agm.

Appointing a proxy

Shareholders are strongly encouraged to vote on the resolutions in advance of the AGM by completing a proxy form appointing the Chairman of the AGM as your proxy. You may appoint the Chairman of the AGM or a person of your choice to be your proxy to attend, speak and vote on your behalf. A proxy need not be a member of the Company. You may appoint more than one proxy, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by you. If you require additional forms of proxy, you may photocopy the original form of proxy enclosed or ask our registrar to send you additional forms (see "How to submit your form of proxy" below for the registrar's address).

As explained above under "Voting", shareholders are strongly encouraged to appoint the Chairman of the AGM as their proxy, even if they intend to attend the AGM electronically. This is to ensure that your vote is counted if you are unable to attend electronically on the day.

If you appoint a proxy, other than the Chairman of the AGM, and they wish to attend the meeting electronically, they will need to contact the Company's registrar before 11.00am London time (6.00pm Hong Kong time) on Wednesday, 26 May 2021 to arrange for the necessary details to be sent to them. See further details set out on pages 29 to 30.

A form of proxy is enclosed with this document or may be accessed at www.hsbc.com/proxy.

How to submit your form of proxy
The form of proxy must be received by 11.00am London time (6.00pm Hong Kong time) on Wednesday, 26 May 2021, or not less than 48 hours before the time of the holding of any adjourned meeting.

You may submit your form of proxy electronically at www.hsbc.com/proxy by entering your Shareholder Reference Number and the Personal Identification Number which is either printed on your form of proxy or which has been sent to you by email if you have registered an email address to receive electronic communications.

Alternatively, you may send your completed form of proxy to:

●      Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom;

●      Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong SAR; or

●      Investor Relations Team, HSBC Bank Bermuda Limited, 37 Front Street, Hamilton HM 11, Bermuda.

For shares held through CREST, proxy appointments may be submitted via the CREST proxy voting system (see section on "CREST" set out below).

In order to be valid, the completed form of proxy (together with any power of attorney or other authority under which it is signed, or a copy of such authority certified notarially or in some other way approved by the Board) must be deposited by 11.00am London time (6.00pm Hong Kong time) on Wednesday, 26 May 2021, or not less than 48 hours before the time of the holding of any adjourned meeting, at the offices of the Company's registrar (see above for the registrar's address). Any power of attorney or other authority relating to an appointment of a proxy cannot be submitted electronically and must be deposited as referred to above for the appointment to be valid.

CREST
CREST members who wish to appoint a proxy or proxies by using the CREST electronic proxy appointment service may do so for the AGM or any adjourned meeting by following the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider, should refer to their CREST sponsor or voting service provider, who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear UK & Ireland Limited's specifications and must contain the information required for such instructions, as described in the CREST manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 3RA50) by 11.00am London time (6.00pm Hong Kong time) on Wednesday, 26 May 2021, or not less than 48 hours before the time of the holding of any adjourned meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointees through other means.

CREST members, and, where applicable, their CREST sponsor or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider, to procure that his or her CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

Pursuant to Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 (as amended) the Company may treat as invalid a CREST Proxy Instruction if the Company has actual notice that:

●      information in the instruction is incorrect;
●      the person expressed to have sent the instruction did not in fact send it; or
●      the person sending the instruction on behalf of the relevant shareholder did not have the authority to do so.

Nominated persons
The right to appoint a proxy does not apply to persons whose shares are held on their behalf by another person who has been nominated to receive communications from the Company in accordance with section 146 of the UK Companies Act 2006 (the "Act") ("nominated persons"). Nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy for the AGM. Alternatively, if nominated persons do not have such a right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of voting rights at the AGM.

The main point of contact for nominated persons remains the registered shareholder (for example the stockbroker, investment manager, custodian or other person who manages the investment). Any changes or queries relating to nominated persons' personal details and holdings (including any administration thereof) must continue to be directed to the registered shareholder and not the Company's registrar. The only exception is where the Company, in exercising one of its powers under the Act, writes to nominated persons directly for a response.

Corporate representatives
Any corporation which is a shareholder can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a shareholder provided that, if it is appointing more than one corporate representative, it does not do so in relation to the same share or shares. If restrictions are eased and attendance is permitted by the day of the AGM and a corporate representative wishes to attend in person, any such representative should bring to the meeting written evidence of his appointment, such as a certified copy of a board resolution of, or a letter from, the corporation concerned confirming the appointment.

If you appoint a corporate representative and they wish to attend the meeting electronically, they will need to contact the Company's registrar before 11.00am London time (6.00pm Hong Kong time) on Wednesday, 26 May 2021 to arrange for the necessary details to be sent to them. See further details set out on pages 29 to 30.

Shareholders' power to require circulation of resolutions
Under section 338 and section 338A of the Act, shareholders meeting the threshold requirements in those sections have the right to require the Company (i) to give to shareholders of the Company entitled to receive notice of the AGM, notice of a resolution which may properly be moved and is intended to be moved at the AGM and/or (ii) to include in the business to be dealt with at the AGM any matter (other than a proposed resolution) which may be properly included in the business. A resolution may properly be moved or a matter may properly be included in the business of the AGM unless (a) (in the case of a resolution only) it would, if passed, be ineffective (whether by reason of inconsistency with any enactment or the Company's constitution or otherwise), (b) it is defamatory of any person, or (c) it is frivolous or vexatious. Such a request may be in hard copy form or in electronic form, must identify the resolution of which notice is to be given or the matter to be included in the business of the AGM, must be authorised by the person or persons making it, must be received by the Company not later than six weeks before the AGM, and (in the case of a matter to be included in the business only) must be accompanied by a statement setting out the grounds for the request. Shareholders may send enquiries to the Board in writing to the Group Company Secretary and Chief Governance Officer, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom or by sending an email to shareholderquestions@hsbc.com.

Members' power to require website publication of audit concerns
Under section 527 of the Act, members meeting the threshold requirements in that section may require the Company to publish on its website a statement setting out any matter that the members propose to raise at the AGM relating to (i) the audit of the Company's accounts (including the Auditor's report and the conduct of the audit) that are to be laid before the AGM, or (ii) any circumstance connected with an Auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid. The Company may not require the members requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the Act. Where the Company is required to place a statement on a website under section 527 of the Act, it must forward the statement to the Company's Auditor no later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under section 527 of the Act to publish on its website.

If you have general queries about your shareholding, please contact the relevant registrar at the address shown on page 31.

Webcast
The AGM will be webcast live at www.hsbc.com/agmwebcast and a recording will be available for viewing until Monday, 28 June 2021. This is a view only service and does not allow shareholders to participate in the AGM electronically. Shareholders wishing to participate electronically are recommended to view the webcast via the Lumi AGM website where you can also vote and ask questions. Details on how to join are set out on pages 29 to 30 and Appendix 7 on page 47.

Asking questions related to the business of the AGM
You have the right to ask questions in relation to the business of the AGM but no answer need be given if (a) to do so would interfere unduly with the preparation for the AGM or involve the disclosure of confidential information, (b) the answer has already been given on a website in the form of an answer to a question, or (c) it is undesirable in the interests of the Company or the good order of the AGM that the question be answered.

If you have any questions relating to the business of the AGM that you would like to be addressed, please send an email to shareholderquestions@hsbc.com referencing your Shareholder Reference Number and we will endeavour to answer any questions raised. We will consider all questions received and, if appropriate and relating to the business of the AGM, give an answer at the AGM, provide a written response or publish answers on the Company's website at www.hsbc.com/agm.

Any questions submitted that are not relevant to the business of the AGM will be forwarded for the attention of a relevant executive or the registrar, as appropriate. These might include matters relating to a shareholder's bank account or affairs which are unlikely to be relevant to the business of the AGM.

Submitting a question in advance of the AGM does not affect your rights as a shareholder to attend and speak at the AGM. Shareholders attending the AGM electronically may submit questions in writing via the Lumi AGM website or may ask questions by telephone by following the instructions set out in the "Electronic attendance at the 2021 Annual General Meeting" section on page 30.

Electronic attendance at the 2021 Annual General Meeting

You may attend the AGM electronically by accessing the Lumi AGM website at https://web.lumiagm.com.

Accessing the AGM website
Lumi AGM can be accessed online using most well-known internet browsers such as Internet Explorer (not compatible with versions 10 and below), Chrome, Firefox and Safari on a PC, laptop or internet-enabled device such as a tablet or smartphone. If you wish to access the AGM using this method, please go to https://web.lumiagm.com on the day.

Logging in
On accessing Lumi AGM, you will be asked to enter the Meeting ID 126-225-642. You will then be prompted to enter your Shareholder Reference Number and Personal Identification Number. These can be found printed on your form of proxy or will have been sent to you by email if you have registered an email address to receive electronic communications. For queries on your Shareholder Reference Number and/or Personal Identification Number please contact the Company's registrar using the details in the "General information" section on page 31.

You can access the Lumi AGM website from 2.00pm London time (9.00pm Hong Kong time) on Thursday, 27 May 2021. However, please note that your ability to vote will not be enabled until the Chairman of the AGM formally declares the poll open, which will take place during the AGM.

A User Guide on how to join the AGM via the Lumi AGM website is set out in Appendix 7 on page 47.

Duly appointed proxies and corporate representatives attending electronically
If your investment is not held in your name on the Principal Register or the Branch Registers (for example, it is held in a broker account or by a custodian or nominee), it will be necessary for you to be appointed as a proxy or corporate representative to attend the meeting electronically. You should therefore contact the person through which your investment is held in order to arrange for you to be appointed as a proxy or corporate representative. Once you have been validly appointed as a proxy or corporate representative, you will need to contact the Company's registrar before 11.00am London time (6.00pm Hong Kong time) on Wednesday, 26 May 2021 to arrange for you to be sent a Unique Username and Personal Identification Number to access the Lumi AGM website. The Unique Username can be entered in place of the Shareholder Reference Number. Specific instructions are set out below for non-registered shareholders in Hong Kong and for holders of American Depositary Shares.

It is recommended that the Company's registrar is contacted as early as possible. For corporate representatives, in relation to shares held on the UK Principal Register or the Bermuda Branch Register, email a scanned copy of your letter of representation to corporate-representatives@computershare.co.uk or telephone +44 (0) 870 702 0137. In relation to shares held on the Hong Kong Branch Register, email a scanned copy of your letter of representation to hsbc.proxy@computershare.com.hk or telephone +852 2862 8646. For proxy appointments, you should contact the Company's registrar to provide your email address and details of the person through which your investment is held. For both proxies and corporate representatives, your Unique Username and Personal Identification Number will be sent to you by email 24 hours prior to the meeting.

Hong Kong non-registered shareholders
Non-registered shareholders whose shares are held in the Central Clearing and Settlement System in Hong Kong have the option to attend and participate at the AGM electronically. They should liaise with their banks, brokers, custodians or nominees through which their shares are held (together, the "Intermediary") and provide their e-mail address to their Intermediary. The Intermediary should register the details with HKSCC Nominees Limited and arrange for details regarding the AGM arrangements, including login details to access the Lumi AGM website, to be sent by the Company's Hong Kong registrar to the e-mail addresses provided by the non-registered shareholders. It is recommended that instructions are sent to the Intermediary by the non-registered shareholder as early as possible to allow time for the instructions to be processed.

American Depositary Shares ("ADSs")
If you are a registered ADS holder (i.e. you hold your ADSs through Computershare US, the transfer agent of the Depositary, The Bank of New York Mellon), you will need to register in advance to attend and participate at the AGM electronically. Please follow the instructions on the notice that you received with your voting instruction card.

Non-registered ADS holders: If you hold your shares through an intermediary, such as a bank or broker, and wish to attend and participate at the AGM electronically, you must register in advance with Computershare US. You must submit proof of your proxy power (legal proxy) reflecting your ADS holdings along with your name and email address to Computershare US at legalproxy@computershare.com or write to Computershare US, HSBC Holdings plc Legal Proxy, P.O. Box 43001 Providence, RI 02940-3001, labelled as "Legal Proxy", and be received no later than 5.00pm New York  time, on Wednesday, 19 May, 2021 (Virtual Meeting Pre Registration and voting cut-off Date). The details regarding the AGM arrangements, including login details to access the Lumi AGM website, will be sent by Computershare US to the e-mail address provided by the ADS holder.

By providing the information required to register in advance to attend and participate at the AGM electronically, you confirm that you consent to the provision of such information, including any personal data contained therein, to The Bank of New York Mellon and Computershare US and to the further transfer by them of that information and personal data (if applicable) to other agents of the Company for the purpose of facilitating your attendance and participation at the AGM electronically.

Electronic voting
Voting on all resolutions will be enabled at the AGM once the Chairman of the AGM formally declares the poll open. Shareholders may, at any time while the poll is open, vote electronically on any or all of the resolutions in the Notice. Resolutions will not be proposed individually.

Once the poll is open, the list of resolutions being put to the AGM will appear on the Lumi AGM facility. The voting options available will appear when you click on the voting icon. Select the option that corresponds with how you wish to vote on each resolution: "FOR", "AGAINST" or "WITHHELD". Once you have selected your choice, the option will change colour and a confirmation message will appear to indicate your vote has been cast and received - there is no submit button.

If you make a mistake or wish to change your vote, simply re-select the correct voting option. If you wish to "cancel" your vote, select the "cancel" button. You will be able to change or cancel your vote at any time whilst the poll remains open and before the Chairman of the AGM announces its closure.

An active internet connection is required in order to successfully cast your vote when the Chairman of the AGM commences polling on the resolutions. It is the user's own responsibility to ensure that they have a sufficient internet connection.

Asking questions via Lumi
Shareholders attending electronically may ask questions via the Lumi AGM website by typing and submitting their question in writing. To ask a question via the Lumi AGM website, you should select the messaging icon from within the navigation bar to open the chat box and type your question at the bottom of the screen. Once finished, press the 'send' icon to the right of the message box to submit your question.

Questions sent via the chat box on the Lumi AGM website will be moderated before being sent to the Chairman of the AGM, in line with the approach outlined in the "Asking questions related to the business of the AGM" section on page 28.

An active internet connection is required in order to allow you to submit questions via the Lumi AGM website. It is the user's own responsibility to ensure that they have a sufficient internet connection.

Asking questions via the telephone
To be able to speak at the AGM, shareholders will require the telephone number and Conference ID which will only be accessible once you have logged into the Lumi AGM website and completed the registration process. The Lumi AGM website will be accessible from 2.00pm London time (9.00pm Hong Kong time) on Thursday, 27 May 2021 for telephone registration purposes. Local telephone calls will not be charged.

Once connected you will receive further instructions on how to ask a question. Once your call has been put through to the meeting you will then be able to ask your question to the meeting. Questions asked on the telephone will be answered in line with the approach outlined in the "Asking questions related to the business of the AGM" section on page 28.

If you join the telephone call to ask a question but are also listening to the webcast of the AGM, please ensure the webcast is muted, so that there is no interference between the two when speaking.

We cannot guarantee that all shareholders that wish to ask a question by telephone will be able to do so. If you do not think that your question has been answered during the AGM or by other means outside of the meeting, please send an email to shareholderquestions@hsbc.com as outlined in the "Asking questions related to the business of the AGM" section on page 28.

General information

Company's registrar

For general enquiries, requests for copies of corporate communications, or a Chinese translation of this Notice and any future documents, please contact:

●      Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ, United Kingdom (email via website: www.investorcentre.co.uk/contactus);

●      Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong SAR (email: hsbc.ecom@computershare.com.hk); or

●      Investor Relations Team, HSBC Bank Bermuda Limited, 37 Front Street, Hamilton HM 11, Bermuda (email: hbbm.shareholder.services@hsbc.bm).

Holders of American Depositary Shares may obtain copies of this document by calling +1 800 555 2470 or by writing to Proxy Services Corporation (BNY Mellon ADR Team), 10 Drew Court - Suite #3, Ronkonkoma, NY 11779, USA.

Information available on the website

A copy of this Notice, and other information required by section 311A of the Act, can be found on the Company's website at www.hsbc.com/agm.

Receiving corporate communications

Shareholders may at any time choose to receive corporate communications in printed form or to receive email notification of their availability on the Company's website. To receive future notifications of the availability of corporate communications on the Company's website by email, or to revoke or amend an instruction to receive such notifications by email, go to www.hsbc.com/ecomms.

If you received a notification of the availability of this document on the Company's website and for any reason have difficulty in receiving or gaining access to the document, or you would like to receive a printed copy of it, or if you would like to receive future corporate communications in printed form, please write or send an email (quoting your Shareholder Reference Number) to the Company's registrar at the relevant address set out above. Printed copies will be provided without charge.

Further copies of this document and future documents may also be obtained by contacting the Company's registrar. You may amend your election to receive corporate communications in English or Chinese by contacting the registrar at the relevant address set out above.

Documents available for inspection

Copies of the terms of appointment for the non-executive Directors and Group Chairman and the service contracts of the executive Directors are available for inspection through the Group Company Secretary and Chief Governance Officer at the Company's registered office (upon prior appointment only and subject to the UK Government's coronavirus restrictions at the appropriate time) at 8 Canada Square, London E14 5HQ, United Kingdom and at 1 Queen's Road Central, Hong Kong SAR during usual business hours on any business day from the date of this Notice until the date of the AGM and at the place and (upon prior appointment only and subject to the UK Government's Covid-19 restrictions at the time) on the date of the AGM from at least 15 minutes before the AGM begins until the conclusion of the AGM.

Information set out in this Notice

Shareholders are advised that any telephone number, website or email address set out in this Notice, the form of proxy or accompanying documents should not be used for the purposes of serving information on the Company (including the service of documents or information relating to the proceedings at the AGM) unless otherwise stated.

This document, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this document is accurate and complete in all material aspects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this document misleading.

In the event of a conflict between any translation and the English text hereof, the English text will prevail.

Directors' interests in the ordinary shares and debentures of HSBC

Details of the interests in the ordinary shares and debentures of HSBC of Directors who are standing for election or re-election are set out in Appendix 6.
Appendix 1

Questions and Answers on Contingent Convertible Securities ("CCSs")

What are CCSs?
CCSs are debt securities that benefit from a particular regulatory capital treatment under European Union and United Kingdom legislation. CCSs will be converted or exchanged into ordinary shares if a defined trigger event occurs. The terms of HSBC's existing CCSs have received regulatory approval from the Prudential Regulation Authority ("PRA").

As a banking group, HSBC must meet minimum regulatory capital requirements in the countries in which it operates. These include compliance with European Union and United Kingdom legislation under which banks and bank holding companies are required to maintain Tier 1 Capital of at least 6 per cent of their risk weighted assets. Of that, 1.5 per cent of risk weighted assets may be in the form of Additional Tier 1 capital. In addition, HSBC is required to satisfy an additional capital requirement defined by the PRA by maintaining an additional 0.6 per cent of risk weighted assets in the form of Additional Tier 1 capital.

In order to qualify as Additional Tier 1 capital, a security must contain certain features designed to increase the resilience of the issuing bank should the bank's financial condition deteriorate materially. The CCSs would qualify as Additional Tier 1 capital on the basis that, on the occurrence of a defined trigger event, they would be mandatorily converted into or exchanged for ordinary shares of HSBC. The conversion or exchange would have the effect of increasing the issuer's Common Equity Tier 1 capital ratio.

What are the trigger events for the CCSs and what will happen if a trigger event occurs?
Should HSBC's Common Equity Tier 1 capital ratio fall below the defined capital trigger (the "Trigger Event"), the CCSs would be converted into or exchanged for new ordinary shares in HSBC on their prescribed terms. The defined capital trigger will be specified in the terms of the CCSs when they are issued. HSBC's existing CCSs contain a Common Equity Tier 1 capital trigger of 7.0 per cent on a non-transitional (excluding IFRS 9 transitional arrangements) basis (the "non-transitional CET1 ratio") which has been approved by the PRA. It is HSBC's current expectation that future CCSs issued by the HSBC Group would contain the same capital trigger subject to approval by the PRA.

What steps can HSBC take to mitigate a potential Trigger Event?
HSBC is required by its regulators to have in place a recovery plan in case its regulatory capital levels come under pressure. Accordingly, if HSBC's capital ratios were to fall materially and in any event in advance of a Trigger Event, HSBC would seek to commence recovery actions in order to restore the HSBC Group's regulatory capital ratios and reduce the likelihood of a Trigger Event occurring. HSBC's recovery plan includes a number of actions it may take, including reducing distributions, reducing risk weighted assets or selling or liquidating assets.

HSBC's non-transitional CET1 ratio was 15.7 per cent as at 31 December 2020. HSBC remains a strongly capitalised bank, able to support both organic growth and dividend returns to shareholders. HSBC remains well placed to meet expected future capital requirements, and will continue to take actions to remain in that position, taking into account the evolution of the regulatory environment. Given its current capital position and the planned recovery actions it would take if a Trigger Event was deemed likely to arise, HSBC considers the circumstances in which a Trigger Event might occur in practice to be remote.

The CCSs which HSBC has issued to date have included a term which provides that on the occurrence of a Trigger Event, the Directors may elect, at their discretion, to give shareholders the opportunity to purchase ordinary shares issued on conversion or exchange of any CCSs on a pro rata basis, where practicable and subject to applicable laws and regulations. This would be at the same price as the holders of the CCSs would have acquired the ordinary shares. Where permitted by law and regulation to do so, the Company will continue to issue future CCSs including terms which provide the Company with the discretion to offer the opportunity to shareholders to purchase ordinary shares issued on conversion or exchange of CCSs.

Will CCSs be redeemable?
There is no general right of redemption for the holders of the CCSs. It is expected that HSBC would have the right to redeem the CCSs after a minimum period of five years and in certain other specified circumstances, but any redemption features would need to be approved by the PRA prior to issue and any redemption would be subject to PRA approval at the time of redemption.

Will all CCSs be in the form of Additional Tier 1 capital?
Yes. The Company has no intention to issue capital securities pursuant to Resolutions 12 and 13 except for securities which constitute Additional Tier 1 capital under applicable banking regulations.

Why is HSBC seeking authority to issue CCSs?
Issuing CCSs gives HSBC greater flexibility to manage its capital in the most efficient and economical way. It is expected that Additional Tier 1 capital will be a cheaper form of capital than issuing and maintaining Common Equity Tier 1 capital (e.g. ordinary shares) to satisfy the Tier 1 Capital requirement and (provided the Trigger Event does not occur) non-dilutive to existing shareholders. This should improve the returns available to existing shareholders whilst maintaining HSBC's capital strength, in line with prevailing banking regulations.

The authorities in Resolutions 12 and 13 are required because the Directors are only permitted to issue up to 10 per cent of the issued ordinary share capital for cash on a non-pre-emptive basis under the general authorisation in Resolutions 7, 8 and 9. Given the administrative burden both in cost and time for a company the size of HSBC to obtain these types of authorities, the Directors do not consider it practical or in the interests of shareholders to seek a new authority each time an issue of CCSs is proposed. It is important to have the flexibility to react quickly to market and regulatory demand. Furthermore, in order to obtain PRA approval to the issuance of CCSs, all necessary allotment authorities need to be in place, so the process of seeking a new authority in addition to PRA approval would lead to unacceptable delay.

At what price will the CCSs be issued and how will the conversion price be fixed?
As the CCSs are debt securities, they will be issued at or close to their face value in a manner typical for debt securities. The terms and conditions for the CCSs will specify a fixed conversion price or a mechanism for setting a conversion price (which could include a variable conversion price determined by reference to the prevailing market price on conversion subject to a minimum "floor" price) which will determine how many ordinary shares are issued on conversion or exchange of the CCSs if a Trigger Event occurred. In respect of any CCSs issued (or shares issued on conversion or exchange of CCSs) under the authorities in Resolutions 12 and 13, the conversion price or (as applicable) the minimum "floor" conversion price will be agreed in advance with the PRA and will be determined immediately prior to the issuance of such CCSs by taking into account the following factors: (i) the lowest trading price of HSBC's ordinary shares over the last 10 years; and (ii) market expectations as to the conversion price, taking into account the conversion price set for our previous Additional Tier 1 instruments (£2.70) and the conversion prices for similar Additional Tier 1 instruments issued by our peers. The conversion price will be subject to typical adjustments for securities of this type.

How have you calculated the size of the authorities you are seeking?
The size of the authorities reflected in Resolutions 12 and 13 have been determined to provide flexibility to enable HSBC to optimise its capital structure in light of the regulatory capital requirements arising from the European Union and United Kingdom legislation and PRA requirements. The authorities sought are set at a level to provide full flexibility to the Directors to manage HSBC's capital structure efficiently and are based on the Directors' assessment of the appropriate amount required to enable HSBC to hold the maximum amount of Additional Tier 1 capital taking into account its expected risk weighted asset figures and applying the conversion price referred to above. For this reason, the resolutions give the Directors' authority to set the specific terms of the CCSs after considering market practice and requirements at the time.

Waiver granted by the Hong Kong Stock Exchange
The Hong Kong Stock Exchange has granted the Company a waiver from strict compliance with the requirements of Rule 13.36(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited pursuant to which the Company is permitted to seek (and, if approved, to utilise) the authority under Resolutions 12 and 13 to issue CCSs (and to allot ordinary shares into which they may be converted or exchanged) in excess of the limit of the general mandate of 20 per cent of the Company's issued share capital (the "Mandate"). The waiver has been granted on terms that permit the Mandate, if approved, to continue in force until:

(i)     the conclusion of the first annual general meeting of the Company following the date on which the Mandate is approved (or the close of business on 30 June 2022, whichever is the earlier) at which time the Mandate shall lapse unless it is renewed, either unconditionally or subject to conditions; or

(ii)    such time as it is revoked or varied by ordinary resolution of the shareholders in general meeting.

Appendix 2

Purchase of Ordinary Shares by the Company

Set out below is information concerning the proposed general mandate for the purchase of shares by the Company (Resolution 11), which incorporates the Explanatory Statement required to be sent to shareholders in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Hong Kong Listing Rules") as well as details of the conditional waiver granted by the Hong Kong Stock Exchange to enable the Company to hold in treasury any shares it may repurchase.

(a)    It is proposed that the Company be given authority to purchase up to 2,042,279,925 ordinary shares of US$0.50 each (which represent 10 per cent of the ordinary shares in issue on 10 March 2021 being the latest practicable date prior to the printing of this document). Purchases of shares would be at prices not below the nominal value of each ordinary share, US$0.50 or the equivalent in the relevant currency in which the purchase is effected, and at not more than 105 per cent of the average of the middle market quotations for the ordinary shares on the London Stock Exchange for the five dealing days before the relevant purchase or 105 per cent of the average of the closing prices of the ordinary shares on the Hong Kong Stock Exchange for the five dealing days before the relevant purchase, whichever is lower.

(b)    The Directors believe that it is in the best interests of the Company and its shareholders to have a general authority from shareholders to enable the Company to purchase ordinary shares in the market and to give power to the Directors to exercise such authority. The Directors intend that purchases of ordinary shares should only be made if they consider that the purchase would operate for the benefit of the Company and shareholders, taking into account relevant factors and circumstances at that time, for example the effect on earnings per share.

(c)    It is expected that purchases will be funded from the Company's available cash flow or liquid resources and will, in any event, be made out of funds legally available for the purchase in accordance with the Articles of Association of the Company and the applicable laws of England and Wales.

(d)    The Directors would not make purchases in circumstances where to do so would have a material adverse effect on the capital requirements of the Company or the liquidity levels which, in the opinion of the Directors, are from time to time appropriate for the Company. If the power to make purchases were to be carried out in full (equivalent to 10 per cent of the ordinary shares in issue on 10 March 2021 being the latest practicable date prior to the printing of this document) there might be a material adverse impact on the capital or liquidity position of the Company (as compared with the position disclosed in its published audited accounts for the year ended 31 December 2020).

(e)    None of the Directors, nor, to the best of the knowledge of the Directors having made all reasonable enquiries, any close associates (as defined in the Hong Kong Listing Rules) of the Directors, has a present intention, in the event that Resolution 11 is approved by shareholders, to sell any ordinary shares to the Company. No core connected persons (as defined in the Hong Kong Listing Rules) of the Company have notified the Company that they have a present intention to sell shares in the Company to the Company or have undertaken not to sell any of the shares in the Company held by them to the Company, in the event that Resolution 11 is approved.

(f)    Under the provisions of the UK Companies Act 2006 (the "Act") the Company is permitted, following any repurchase of ordinary shares, to retain and hold such shares in treasury. While that Act does not impose a limit on the number of shares that a company can hold in treasury, UK investor protection guidelines and market practice in the UK is to limit the extent of any share purchase authority to 10 per cent of issued share capital, exclusive of treasury shares. On 19 December 2005, the Hong Kong Stock Exchange granted a conditional waiver to the Company to enable it to hold shares which it may repurchase in treasury (the "2005 Waiver"). The 2005 Waiver is subject to certain conditions, including compliance by the Company with all applicable laws and regulations in the UK in relation to the holding of shares in treasury. As part of the 2005 Waiver, the Company has agreed with the Hong Kong Stock Exchange a set of modifications to the Hong Kong Listing Rules necessary to enable the Company to hold treasury shares. The modifications also reflect various consequential matters to deal with the fact that the Company may hold treasury shares in the future. A full version of the modifications is available on the Company's website, www.hsbc.com, and the Hong Kong Stock Exchange's news website, www.hkexnews.hk. Copies of the modifications are also available from the Group Company Secretary and Chief Governance Officer, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom and the Corporation Secretary and Regional Company Secretary Asia-Pacific, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong SAR. In accordance with the terms of the 2005 Waiver, the Company has confirmed to the Hong Kong Stock Exchange that it will comply with the applicable law and regulation in the UK in relation to the holding of any shares in treasury and with the conditions of the 2005 Waiver in connection with any shares which it may hold in treasury.

(g)    The Directors have undertaken to the Hong Kong Stock Exchange that, if they exercise any power of the Company to make purchases pursuant to Resolution 11, they will do so in accordance with the Hong Kong Listing Rules (as modified in accordance with the terms of the 2005 Waiver to enable the Company to hold in treasury any shares it may repurchase) and the applicable laws of England and Wales.

(h)    The Directors are not aware of any consequences which would arise under any applicable Takeover Code as a result of any purchases made by the Company pursuant to Resolution 11, if approved.

(i)     The Company has not repurchased any shares since the 2020 Annual General Meeting.

(j)     The highest and lowest mid-market prices at which ordinary shares or, in the case of the New York Stock Exchange, American Depositary Shares ("ADSs"), have traded on the Hong Kong, London, Paris, New York and Bermuda Stock Exchanges during each of the twelve completed months prior to the latest practicable date before printing of this document were as follows:

Month	Hong Kong Stock Exchange		London Stock Exchange		Euronext Paris Stock Exchange1		New York Stock Exchange (ADSs2)		Bermuda Stock Exchange3
	Lowest Highest		Lowest Highest		Lowest Highest		Lowest Highest		Lowest Highest
	(HK$ (HK$)		(£)	(£)	(€)	(€)	(US$) (US$)		(BD$) (BD$)
March 2020	43.83	52.83	4.45	5.20	5.02	6.01	28.02	33.78	5.63	6.68
April 2020	37.93	41.48	3.97	4.29	4.54	4.90	24.33	26.86	4.93	5.28
May 2020	35.68	40.08	3.70	4.15	4.15	4.75	22.98	25.63	4.63	5.13
June 2020	36.08	40.98	3.76	4.23	4.22	4.78	23.34	26.67	4.68	5.28
July 2020	34.78	39.28	3.42	4.09	3.84	4.54	22.65	25.64	4.48	5.03
August 2020	32.83	35.73	3.25	3.57	3.64	3.98	21.34	23.12	4.23	4.68
September 2020	28.23	33.48	2.83	3.28	3.15	3.67	18.11	21.44	3.58	4.28
October 2020	29.93	33.78	2.97	3.30	3.32	3.65	19.24	21.51	3.70	3.75
November 2020	32.83	42.38	3.32	4.05	3.69	4.51	21.41	26.89	4.20	5.25
December 2020	39.43	43.78	3.79	4.22	4.10	4.69	25.54	28.38	5.25	5.25
January 2021	40.18	44.38	3.79	4.17	-	-	25.74	28.45	-	-
February 2021	40.78	47.63	3.84	4.35	-	-	26.31	30.36	-	-
1 The ordinary shares were delisted from Euronext Paris Stock Exchange on 22 December 2020.
2  Each ADS represents five ordinary shares.
3  Shares trade infrequently on the Bermuda Stock Exchange resulting in some months having no trading data.

Appendix 3

Explanatory statement in support of Resolution 15 (climate change resolution)

Achieving the transition to a net zero global economy is one of the most significant challenges, and greatest opportunities, of our time. It is key to unlocking long-term sustainable growth, protecting the financial system from climate risk and safeguarding society more generally. The Board believes that HSBC is well-placed to help accelerate this transition.

Tackling climate change is a priority for HSBC. We have a proven track record of leadership in sustainable finance and engagement on sustainability. In October 2020, we set out an ambition to become a net zero bank. Our aim is to reduce emissions in our operations and supply chain to net zero by 2030, and to transition our provision of finance to align with a net zero target by 2050 or sooner.

This is a challenging goal, but one that we believe is achievable. It is also - by necessity - ambitious. We believe no other bank of our scale and geographic footprint, particularly in emerging markets, has set such a significant ambition.

In pursuing this ambition, we believe that HSBC can maximise its positive impact by remaining engaged as a provider of responsible banking services. Accordingly, we believe we should proactively partner with our clients in the transition to a low carbon economy, and enable the investment required for appropriate and enhanced sustainable economic activity. We seek to do business with customers who share our ambitions on climate change.

Resolution 15 sets out actions HSBC proposes to take in pursuing its net zero ambition. It proposes to set a clear, science-based approach to aligning its provision of finance1  to Paris Agreement2  goals. It commits the bank to publish and implement a policy to phase out financing1 of coal-fired power and thermal coal mining. And it requires HSBC to report on progress on aligning its provision of finance to the goals of the Paris Agreement and on coal related financing in annual disclosures.

The Board believes that a portfolio-level approach centred on enabling transition sets a leading standard for the financial services sector as it collectively works to tackle climate change. We will regularly review and update our approach as the evidence develops. We are also considering putting our climate strategy to a periodic advisory shareholder vote and will continue to engage with our shareholders on this.

Net zero aligned finance

Our assessment of the current evidence is that an approach centred around enabling a transition to a low carbon economy is the most effective, and most practical, route to achieving the goals of the Paris Agreement on climate change. This will require the decarbonisation of energy supply as well as material changes to the demand side. We have already observed a significant strategic change among our customers in response to climate change, and expect a further acceleration as businesses and governments coalesce around Paris Agreement goals. These efforts are being accelerated by advancements in low carbon technology, supportive public policy and an increasing appreciation of the opportunities associated with climate-aligned economic activity which we expect in turn will see clients reduce their reliance on high carbon and fossil fuel based business activities.

This approach would see HSBC work with customers in all sectors to support their transition - for example, by providing finance to help enable our customers to transform their operations and business models to low carbon activities, or by investing in new technologies to help accelerate emissions reduction - thereby facilitating a strong global economy and an inclusive and resilient society. However, this approach would envisage situations where HSBC reduces and ultimately ends relationships with certain clients that do not align with Paris Agreement goals.

Our approach to aligning finance to the goals of the Paris Agreement seeks to assess our customers' own emission profiles and transition plans at a customer level as the basis for evaluating the alignment of our financing activities on a sector and portfolio level. We intend to perform this analysis by industry sector, beginning in 2021 with Oil & Gas and Power & Utilities, and extending to other sectors in 2022 (for example Automotive, Building Materials, Construction). We believe this approach will allow us to identify opportunities for constructive engagement with customers while also helping to ensure progress on aligning our financing activities at a sector and portfolio level with the goals of the Paris Agreement.

We intend to set clear, measurable short and medium term targets on a sector by sector basis that are consistent with net zero outcomes by 2050. In relation to short and medium term, we expect this to mean targets for the next five to ten years. We plan to use science-based scenarios that follow 1.5 degrees Celsius warming pathways, and which are not overly reliant on negative emissions technologies, to assess alignment of our financing activities. We plan to provide further detail on this approach by the end of 2021, starting with the Oil & Gas and Power & Utilities sectors, and including methodology, scenarios, treatment of negative emissions and core assumptions used.

Phasing out finance for coal-fired power

Our current policies prohibit financing by HSBC of new coal-fired power plant projects and new thermal coal mines or new customers dependent on thermal coal mining. However, although thermal coal is currently used widely as a source of power generation in many markets, we recognise that the expansion of coal-fired power is incompatible with the goals of the Paris Agreement. Reliance on coal-fired power will need to reduce rapidly in order to achieve net zero aims. Failure to do so will heighten risks posed by climate change to society, as well as transition risk for HSBC's own business. We also appreciate that emerging markets, in which we have a strong presence, are significantly more reliant on coal as a source of energy and will need more time to transition.

We are therefore committing to publish by the end of 2021 a policy that will phase out financing of coal-fired power and thermal coal mining in the European Union and Organisation for Economic Cooperation and Development markets by 2030, and in all other markets by 2040. The policy will provide further detail on the phase out plan, its scope and interim targets; we will engage with ShareAction, representatives of the group of co-filing institutions and other stakeholders in the development of this policy. We will also indicate our approach to engagement with customers affected by the implementation of this policy in order to resolve potential risks to meeting our expectations. During this process, we will work with our customers to help them develop their individual decarbonisation plans aligned to the Paris Agreement goals and will expect them to make this part of their public disclosures.

Review and disclosure

We aim to leverage methodologies and tools consistent with best practice for evaluating climate alignment of financing activities, and to contribute to the continued development of such tools and standards for the financial services industry.

We will continue to review and update our methodology and analysis to help ensure it is aligned with market best practice. We will report progress on our net zero aligned finance strategy and on reducing our exposures to coal-fired power and thermal coal mining on an annual basis, starting with the 2021 Annual Report and Accounts which is to be published in February 2022. We plan to use our 2020 Task Force on Climate-related Financial Disclosures ("TCFD") as our baseline for this disclosure.

Working in partnership with stakeholders

Addressing a challenge as complex as climate change requires collaboration. Tackling climate change will require the transformation of sectors and economies, with important implications for the global workforce. The Paris Agreement is clear about the need to "take into account the imperatives of a just transition of the workforce and the creation of decent work and quality jobs in accordance with nationally defined development priorities".

HSBC seeks to work in close partnership with governments, central banks and multilateral organisations to create the systemic conditions for change. We also aspire to work closely with our customers, particularly businesses, the financial services industry and our shareholders to deliver change.

We are actively involved with a number of initiatives and organisations working to address climate change, including the World Economic Forum, the Sustainable Markets Initiative and the Institute of International Finance. In 2020, we established a Climate Advisory Panel, made up of experts from science, industry and academia, to help guide and shape our approach. We look to strengthen and deepen this engagement as we pursue our net zero ambition.

Engagement with shareholders

Resolution 15 and this statement in support of the Resolution have been discussed and agreed with ShareAction and certain of the co-filers who had originally proposed an alternative resolution on climate change to be put to the AGM (the "Requisitioned Climate Resolution").

After constructive and extensive dialogue and engagement with ShareAction, certain of the co-filers and other shareholders, we are pleased that ShareAction, on behalf of the co-filers of the Requisitioned Climate Resolution, has withdrawn the request to put the Requisitioned Climate Resolution to the AGM. ShareAction and certain of the co-filers of the Requisitioned Climate Resolution recommend that shareholders vote in favour of Resolution 15. The Board also recommends shareholders vote in favour of the Resolution for the reasons set out in this Appendix.

1 For the purposes of the resolution, "finance" and "financing" means providing project finance or direct lending to, or underwriting capital markets transactions for, corporate clients of our Global Banking and Commercial Banking businesses.

Corporate clients, also referenced as customers, will remain in scope of this resolution even in the event of organisational changes of the underlying lines of business.

2 As set out by Article 2.1(a) and Article 4.1 of the Paris Agreement: https://unfccc.int/files/essential_background/convention/application/pdf/english_paris_agreement.pdf

Appendix 4

Explanatory statement supplied by the Midland Clawback Campaign Shareholder group in support of the requisitioned Resolution 16

●
STATE DEDUCTION (the recognised and correct term is Clawback) is the practice of withholding part of an occupational pension when a person reaches state pension age. Within HSBC, the manner in which this is applied, is hugely disproportionate, unfair, and significantly impacts the lowest paid, mainly women.

●
Clawback became legislation in 1948, but was not introduced by Midland Bank until 1975. By then, other companies who had adopted this practice at the outset, were seeking to exit.

●
The Civil Service identified an imbalance and chose to abolish the practice. Later, follow up by the media, exposed and reported on several Blue-Chip companies changing their rules, or abolishing the practice, including BP, Nestle, Shell and Barclays Bank.

●
The bank continues to claim that Clawback is a customary practice but is unable to provide any evidence to support this assertion and unfortunately nothing exists in the public domain. They refer to a small sampling, completed by the Pension Administrators, but decline to provide details of the data that would support their claim.

●
The House of Commons Library briefing quotes: "A 2005 Annual Survey found that the number of open schemes imposing a State Pension deduction was declining: Overall 70% of open DB/hybrid schemes, covering 61% of members, impose no deduction from their occupational pension on account of the basic State Pension (BSP)."
(Page 8 of Briefing Paper Number CBP-01121 dated 19th February 2020 entitled Pension integration (or 'clawback')

●
The bank is unable to explain why they created new terminology (State Deduction) for this process and in so doing effectively confused / misled the majority of approximately 52,000 impacted staff.

●
The bank has declined to explain how they arrived at the formula they have adopted to calculate and implement the Clawback. The Equalities and Human Rights Commission (EHRC) have acknowledged there is an inequality.

●
Whilst EHRC advised the practice is legal and their current caseload prohibits them acting, they have referred the campaign to the Government Equalities Office (GEO) which is ongoing.

●
Whilst technically legal, speeches within Parliament describe the practice of clawback as
"… morally offensive because it is unfair".

●
The cost of a company pension is driven by salary and then pension paid. HSBC Clawback is not linked to salary but to State Pension. In practice, this means that if a top manager and a junior staff member work an equal number of years, an identical deduction is made to their company pension. This is an inequality and is hugely disproportionate. Past employment practices now demonstrate that many more women are adversely affected than men, plunging many into financial distress.

●
Pension data gathered from impacted staff indicates
o  92% of staff losing more than 25% in clawback are women.
o  88% of women surveyed lose more than 15% in clawback.

●
66% of men surveyed lose less than 10% in clawback.

●
The bank incorrectly claim that they cannot change the Midland Section Defined Benefit Scheme (DBS) without changing all the schemes within the Bank's UK pension schemes. Of the 23 sections of the DBS only the Midland Section suffers clawback.

●
An All-Party Parliamentary Group (APPG) has been formed with the aim of challenging HSBC to remove Clawback from its pension scheme. Formalities for completing the relaunch of this APPG were delayed due to the Coronavirus pandemic, but it is now active again and will be giving this campaign increased focus and support in 2021.

●
The bank has previously cancelled all appointments arranged with the Midland Clawback Campaign committee and now refuse to participate in any communication

●
The campaign has been successful in obtaining media exposure in the past, which represents reputational risk for the bank. With the relaunch of the APPG, this is likely to increase in the future if a meaningful dialogue is not forthcoming.

In Summary

The bank has failed to acknowledge that the pensioners and current staff members of the scheme are also customers. As such, they deserve to be treated fairly and in a similar manner to the customers that have received retrospective refunds, which are deemed to be harsh by today's standards. Shareholders should pass this Resolution and thereby instruct the directors to accept the moral arguments and discuss options to remedy this inequality and the unfair impact of Clawback.

Appendix 5

The Board's response to Resolution 16 requisitioned by the Midland Clawback Campaign Shareholder group

Your Directors consider that Resolution 16 is not in the best interests of the Company and its shareholders as a whole and unanimously recommend that you vote against Resolution 16 for the reasons set out below:

HSBC's position on the removal of the State Deduction feature has been consistent; that it would constitute a retrospective change that would benefit a particular group of members and would be unfair to other HSBC Bank (UK) Pension Scheme ("Scheme") members. It would increase the risk of grievances being raised from other pension scheme members both in the UK and globally and would set a precedent for further challenges to pre-existing valid terms and conditions that could lead to significant unplanned and unintended costs.

HSBC has been engaged in addressing questions on the State Deduction feature over several years and will continue to engage with authorities who request information. HSBC is willing to continue to discuss its position with the group of members of the Post 1974 Midland Section of the Scheme (the "Campaign Group") and respond to queries and requests for information.

The term State Deduction is a common term used to describe the integration of private and state benefits and was clearly and consistently communicated to members.

HSBC recently commissioned a market review of the State Deduction feature in the third quarter of 2020. The review demonstrated that integration of private sector pension schemes with state benefits, to target an overall level of benefit, remains an accepted and common aspect of UK pensions practice.

The use of State Deduction as a mechanism of integrating Scheme and state benefits is recognised by current legislation and continues to be maintained by a significant number of schemes. The Equality and Human Rights Commission (the "EHRC") has confirmed that the use of State Deduction is lawful.

The Campaign Group gives a subjective view of the information contained in the House of Commons Briefing paper and of the broader market practice for pension schemes similar to the HSBC Scheme. The Briefing Paper does not confirm as suggested the conclusions set out in the Campaign Group's resolution.

The Campaign Group has referenced the refunding of charges previously taken by the Collections and Recoveries Team. In circumstances where we are found to not be fully compliant with our regulatory obligations we would take action. However, we believe that by continuing to apply the State Deduction we are acting correctly, particularly when consideration is given to both the broader HSBC pensioner and employee population, many of whom do not receive a final salary pension, and the broader wider market practice for pension schemes of this type.

This position is taken having consulted with the Trustees of the Scheme and having taken external advice.

Background:

What is the Post 1974 Midland Section?

All employees who joined HSBC Bank plc (or Midland Bank plc at the time) after 31 December 1974 and before 1 July 1996 were eligible to join the Post 1974 Midland Section (the "Post 1974 Section") of the Scheme. The Post 1974 Section provides final salary benefits, and was non-contributory until 2009. It was designed to ensure that members received an overall pension of broadly two-thirds of final salary on retirement (provided they worked for the company for 40 years).

The Post 1974 Section consists of approximately 52,000 members. The State Deduction feature applies to all members of this section of the Scheme.

The Post 1974 Section has been closed to new members since July 1996. New joiners of the HSBC Group in the UK are now enrolled into the defined contribution section of the Scheme, which does not provide a guaranteed income on retirement.

What is the State Deduction?

The State Deduction is one of a number of recognised mechanisms used to facilitate the integration of Scheme and state benefits and has been a feature of the Post 1974 Section since its introduction in 1975. The State Deduction takes account of the fact that employees would usually receive a pension from the UK Government at their State Pension Age, and reduces the amount paid by the Scheme at State Pension Age. The aim was that members would continue to receive an overall pension level throughout retirement (subject to minimum employment terms and pension increases). This form of integration with the State system was a common feature in final salary schemes introduced at that time.

What is "Clawback"?

Clawback is a term used by the Campaign Group to refer to the State Deduction.

"Clawback" is not an accurate description of the State Deduction. HSBC agreed to provide pension benefits to members and fund the scheme on the basis that the State Deduction will be applied.   No aspect of members' benefits, or amounts paid to members, are or will be clawed back, nor are they "withheld".

HSBC's position:

When the Scheme was introduced, it required no contribution from members to secure an overall pension of up to two-thirds of final salary on retirement.

When joining HSBC, employees were automatically enrolled in the Scheme and the Scheme literature expressly highlighted that the integration of state pension would be part of their pension calculation.

Features akin to the State Deduction were commonplace in other pensions as well as other sections of the Scheme.

When the State Deduction was introduced, many schemes integrated state and scheme benefits in various ways to target overall levels of benefit.

Recent survey results of 140 pension schemes, commissioned by HSBC, show that integration of state and private sector scheme pension benefits remains very common, with almost two thirds of participants having some form of state pension integration. This proportion increases further when comparing financial services participants (71%) and even greater when comparing large financial services sector schemes of similar size to the HSBC scheme (88%). This is more apparent when the distinction between public and private sector schemes is made and when schemes are considered by reference to industry sector, being financial services, and size.

It is not correct to say that the integration of the state pension with the Scheme does not occur in other sections, but the Post 1974 Section is the only section of the Scheme where state pension integration is applied in this way. Included within other sections of the Scheme are integration methods that provide an additional payment until an individual reaches State Retirement Age or accounting for the State Pension amount in the pensionable pay definition used to determine an individual's pension.

The State Deduction is common terminology for similar integration features amongst other schemes, and was clearly and consistently communicated to members.

HSBC has commissioned a thorough review of how the State Deduction was communicated to members dating back to its introduction in 1975 to determine if HSBC made the Post 1974 Section's members sufficiently aware of the feature. HSBC's legal advisers have determined that the State Deduction was clearly and consistently communicated within Scheme communications. The Scheme Trustee, who is separate to and independent of HSBC, also carried out an extensive review of Scheme documents and correspondence from its introduction in 1975 to date and concluded that the deduction was communicated in a transparent manner.

The EHRC has confirmed that the use of the State Deduction is lawful.

HSBC was contacted by the EHRC in late 2018 on an informal basis concerning the State Deduction. In the course of that correspondence HSBC provided a detailed analysis of the background, rationale and legal basis on which the State Deduction operates. This included advice from leading Counsel. Following review of the information provided, the EHRC has now confirmed that the use of the State Deduction is lawful.

The State Deduction forms part of the pension benefit calculation for all members of the Post 1974 Section. It does not put members who share a particular characteristic, such as gender, at a disadvantage. The extent to which the State Deduction forms a greater or lesser proportion of an individual's pension depends on the size of their total pension, which will also depend on a number of factors. Members with a lower final pensionable salary will receive a lower pension than those on a higher final pensionable salary (assuming the same period of service). In the same way if a member retires early, or takes a lump sum, then the residual pension will also be lower resulting in the State Deduction forming a higher proportion of overall pension.

Formula used by HSBC to calculate the State Deduction.

HSBC has previously supplied the Campaign Group with details and working examples of how the formula to calculate the State Deduction is adopted. HSBC's methodology is aligned to other schemes that have a similar State Deduction feature.

The House of Commons Briefing Paper on 'Pension Integration or Clawback' (the "Briefing Paper"), which is cited by the Campaign Group, does not support the Campaign Group's claims.

The Campaign Group gives a subjective view of the information provided by the Briefing Paper and of the broader market practice for pension schemes similar to the HSBC Scheme. The Briefing Paper does not confirm as suggested the conclusions set out in the Campaign Group's resolution.

The purpose of the Briefing Paper is to provide historical context and looks at the background and campaign to change the rules in the early 2000s. It therefore provides a largely factual account of the issue and includes reference to statements made by MPs and Ministers both in favour and against continued use of the State Deduction.

The Briefing Paper provides information from which it can be concluded that:

(i)       while the origins of integration of state and occupational pensions arise from compulsory national insurance being introduced in 1948, much more recent legislation - some of which is referred to in the Briefing Paper - means that the legislation which governs it remains current.  Rather than being an outdated anomaly, current legislation and case law means that integration meets ongoing requirements for equality and fairness. This has now most recently been considered and confirmed by the EHRC's conclusion that the use of the State Deduction is lawful;

(ii)      the supporting statement fails to make the distinction between public and private sector schemes although the two are distinguished in the Briefing Paper. It would be misleading to presume that public and private sector schemes are interchangeable or comparable in terms of policy and benefit design. The move away from integration in the public sector does not mean that integration has seen an equivalent decline in private sector schemes; and

(iii)     the Briefing Paper does not present any current data that shows that private sector occupational schemes comparable to the Scheme are out of step or unusual in integrating its benefits with state benefits.

Removal of the State Deduction would be unfair to other Scheme members.

Removal of the State Deduction would constitute a retrospective change which would benefit a particular group of members and be unfair to other Scheme members. It would increase the risk of grievances being raised from other pension scheme members both in the UK and globally and would set a precedent for further challenges to valid terms and conditions that could lead to significant unplanned and unintended costs.

As mentioned above, it is not true to say that the integration of the state pension with the Scheme does not occur in other sections, but the Post 1974 Section is the only section of the Scheme where state pension integration is applied in this way.

The results of our most recent survey show that very few schemes have retrospectively amended any elements of integration with the State Pension, beyond dealing with changes to State Pension Age or the structure of the State Pensions. In particular, it showed that no schemes in the survey with a similar feature to the State Deduction have removed this retrospectively on the grounds of it being considered unfair or inappropriate.

HSBC's history of paying compensation where appropriate is not linked to the Campaign Group's claims.

The Campaign Group have referenced the refunding of charges previously taken by the Collections and Recoveries Team. In circumstances where we are found to not be fully compliant with our regulatory obligations we would take action. However, as outlined above, we believe that by continuing to apply the State Deduction we are acting correctly, particularly when consideration is given to both the broader HSBC pensioner and employee population, many of whom do not receive a final salary pension, and the broader wider market practice for pension schemes of this type.

HSBC has been engaged in addressing the issue of the State Deduction over several years, and will continue to engage with the Campaign Group and authorities who request information.

HSBC continues to engage with the Campaign Group and respond to queries from their representatives. A meeting was scheduled in March 2020 between the parties. However, due to the immediate challenges as a result of the Covid-19 pandemic the meeting was cancelled.

HSBC met with the All Party Parliamentary Group in the summer of 2019 and advised that it has given full consideration to the State Deduction in a manner that it believes is both fair and proportionate. HSBC will continue to engage with the Campaign Group and respond to their queries. We will also engage with the All Party Parliamentary Group and any other authorities who request information at the bequest of the Campaign Group.

Appendix 6

Directors' interests in the ordinary shares and debentures of HSBC

According to the register of Directors' interests maintained by the Company pursuant to section 352 of the Securities and Futures Ordinance of Hong Kong, the Directors who are standing for election or re-election had the following interests, all beneficial unless otherwise stated, in the shares and debentures of HSBC and its associated corporations on the latest practicable date prior to the printing of this document being 10 March 2021.

In this Appendix, all references to "beneficial owner" means a beneficial owner for the purposes of the Securities and Futures Ordinance of Hong Kong.
			Jointly
		Child	with
	Beneficial	under 18	another		Total
HSBC Holdings plc ordinary shares	owner	or spouse	person	Trustee	interests
James Forese1	115,000	-	-	-	115,000
Steven Guggenheimer1	-	-	15,000	-	15,000
Irene Lee	15,000	-	-	-	15,000
Dr José Antonio Meade Kuribreña1	15,000	-	-	-	15,000
Eileen Murray1	75,000	-	-	-	75,000
David Nish	-	50,000	-	-	50,000
Noel Quinn2	878,317	-	-	-	878,317
Ewen Stevenson2	601,690	-	-	-	601,690
Jackson Tai1,3	32,800	11,965	21,750	-	66,515
Mark E Tucker	307,352	-	-	-	307,352
Pauline van der Meer Mohr	15,000	-	-	-	15,000

1.        James Forese has an interest in 23,000, Steven Guggenheimer has an interest in 3,000, Dr José Antonio Meade Kuribreña has an interest in 3,000, Eileen Murray has an interest in 15,000 and Jackson Tai has an interest in 13,303 listed American Depositary Shares ("ADS"), which are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC ordinary shares.
2.        Executive Directors' other interests in HSBC ordinary shares arising from the HSBC Savings-Related Share Option Plan (UK) and the HSBC Share Plan 2011 are set out in the Scheme interests in the Directors' remuneration report on page 229 of the 2020 Annual Report & Accounts. At 10 March 2021, the aggregate interests under the Securities and Futures Ordinance of Hong Kong in HSBC ordinary shares, including interests arising through employee share plans and the interests above were: Noel Quinn - 2,551,427; and Ewen Stevenson - 2,444,434. Each Director's total interests represents 0.01% of the shares in issue and 0.01% of the shares in issue excluding treasury shares.
3.        Jackson Tai has a non-beneficial interest in 11,965 shares of which he is custodian.

Notifications of major holdings of voting rights

The following notifications of major holdings of voting rights have been made to the Company and have not been amended or withdrawn, as at 10 March 2021, the latest practicable date prior to printing this document, pursuant to the requirements of the UK Financial Conduct Authority's Disclosure Guidance and Transparency Rule 5:

●
BlackRock, Inc. gave notice on 3 March 2020 that on 2 March 2020 it had the following: an indirect interest in HSBC Holdings ordinary shares of 1,235,558,490; qualifying financial instruments with 7,294,459 voting rights that may be acquired if the instruments are exercised or converted; and financial instruments with a similar economic effect to qualifying financial instruments, which refer to 2,441,397 voting rights, representing 6.07%, 0.03% and 0.01%, respectively, of the total voting rights at 2 March 2020.

The following notifications of major holdings have been made to the Company and have not been amended or withdrawn, as at 10 March 2021, the latest practicable date prior to printing this document, pursuant to the requirements of section 336 of the Securities and Futures Ordinance of Hong Kong:

●
BlackRock, Inc. gave notice on 1 September 2020 that on 27 August 2020 it had the following interests in HSBC Holdings ordinary shares: a long position of 1,477,023,361 shares and a short position of 38,760,188 shares, representing 7.14% and 0.19%, respectively, of the ordinary shares in issue at that date.

●
Ping An Asset Management Co., Ltd, gave notice on 25 September 2020 that on 23 September 2020 it had a long position of 1,655,479,531 in HSBC Holdings ordinary shares, representing 8.00% of the ordinary shares in issue at that date.

Appendix 7

Online User Guide to the Lumi Platform

If you choose to attend the AGM electronically, you will be able to view a live webcast of the meeting, ask the Board questions and submit your votes in real time. You will need to visit https://web.lumiagm.com on your smartphone, tablet or computer. You will need the latest versions of Chrome, Safari, Internet Explorer 11, Edge or Firefox. Please ensure your browser is compatible.

Meeting ID: 126-225-642
To login you must have your Shareholder Reference Number and PIN
1.    On the day of the AGM, open the Lumi AGM website and you will be prompted to enter the Meeting ID.
         Note: Access to the Lumi AGM website will be available from 2.00pm London time (9.00pm Hong Kong time) on Thursday, 27 May 2021 to register for the telephone service - see step 3 below.

2.    After entering the Meeting ID, you will be prompted to enter your unique Shareholder Reference Number ("SRN") and PIN. This would be on your Proxy Card.
        Note: Proxies and corporate representatives will need to obtain a Unique Username and PIN from the registrar in order to be able to access the Lumi AGM website - see pages 29 to 30. The Unique Username should be entered in place of the SRN.

3.    When successfully authenticated, you will be taken to the Home Screen
         Note: If you wish to use the telephone service, the details will appear in this section of the website. Please follow the instructions in order to be able to access the telephone service. Registration for the telephone service will be available from 2.00pm London time (9.00pm Hong Kong time) on Thursday, 27 May 2021

4.    To view the meeting presentation, expand the "Broadcast Panel", located at the bottom of your device. If viewing through a browser, it will appear automatically. This can be minimised by pressing the same button

5. When the Chairman declares the poll open, a list of all resolutions and voting choices will appear on your device. Scroll through the list to view all resolutions
6. For each resolution, press the choice corresponding with the way in which you wish to vote. When selected, a confirmation message will appear
7.    To change your mind, simply press the correct choice to override your previous selection. To cancel your vote, press Cancel. To return to the voting screen whilst the poll is open, select the voting icon

8. If you would like to ask a question, select the messaging icon. Type your message within the chat box at the bottom of the messaging screen. Click the send button to submit

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 24 March 2021